

P V H

2 0 0 3

A N N U A L R E P O R T


SEC MAIL
PROCESSING
SECTION
RECEIVED
MAY 0 3 2004
WASH., D.C.
208

PHILLIPS-VAN HEUSEN

CORPORATION

2003 ANNUAL REPORT



P H I L L I P S - V A N H E U S E N C O R P O R A T I O N


PVH

A N N U A L R E P O R T 2 0 0 3



Contents

06 — Letter to Shareholders

12 — Corporate Strategy

14 — Business Groups
- Calvin Klein
- Dress Shirts
- Sportswear

74 — Community Service

78 — Financial Review

87 — Financial Statements

114 — Auditors' Report

115 — Management's Report on Responsibility for Financial Reporting

116 — Ten Year Financial Summary

118 — Directors and Other Information

119 — Corporate Officers, Senior Executives and Stock and Employee Information



Letter to Shareholders



Bruce J. Klatsky

Chairman and Chief Executive Officer



Mark Weber

President and Chief Operating Officer

To Our Fellow Shareholders:

We entered 2003 with great enthusiasm and purpose, well aware that Phillips-Van Heusen had much to accomplish. Throughout our businesses, there were opportunities to pursue, strategic refinements to implement and improved performance to achieve. The progress we made was significant, broad-based, tangible and, above all, forward-looking. It was in many ways a transitional year, one in which we repositioned ourselves, solidifying and building upon our base, making adjustments in response to market conditions and strengthening our operations, all the while priming new engines of growth for our future. The effects of the initiatives we undertook in 2003 will be felt for many years to come, as our company maximizes the value that resides within our brands. Foremost among these initiatives was the acquisition and integration of Calvin Klein.

Calvin Klein: Integration Complete

Once the acquisition of Calvin Klein was completed in February, we moved quickly to integrate it as an operating unit within the Phillips-Van Heusen family. Over the course of the year, our plans moved forward smoothly and on schedule. The teamwork and chemistry between the Calvin Klein organization and Phillips-Van Heusen proved exceptional. As a result, in little less than a year, we together:

- Eliminated duplicative administrative and back-office overhead;
- Concluded an important agreement with Vestimenta for the manufacture and distribution of the women's and men's designer collection apparel on a worldwide basis;
- Strengthened relationships with licensees;
- Licensed a women's better sportswear line for a Spring 2004 launch;
- Developed in-house, a men's better sportswear line for a Fall 2004 introduction;
- Re-launched the Calvin Klein bridge sportswear business in Southern Asia and signed a license for women's bridge sportswear in the U.S.; and
- Began exploring new market opportunities on a global basis with current and potential business partners.

The reaction among retailers to the newest brand extensions exceeded our expectations. We anticipate that the reception and performance of the sportswear lines will demonstrate that the framework is now in place to take Calvin Klein to the next level and begin to realize its full potential.

Dress Shirts and Sportswear:

A Powerful Business Model

The difficult economy and challenging retail environment continued in 2003. That our dress shirt and sportswear businesses were able to achieve record profitability in an extraordinarily difficult environment is a testament to our diversified business model, in which strong brands are sold through multiple distribution channels. In both our dress shirt and sportswear businesses, we maintained or improved our market share across the board, met our sales goals and undertook new initiatives aimed at expanding our activities.

Dress Shirts – The Dress Shirt Group had extraordinary success in 2003 by capitalizing on its great stable of brands, its strength in sourcing globally and the most efficient logistical support system in the industry. In 2003, we had a successful first full year for Calvin Klein dress shirts, maintained Van Heusen's status as the best-selling brand overall in U.S. department stores and solidified Arrow's top position with mid-channel retailers. Geoffrey Beene remained America's leading designer dress shirt in U.S. department stores, Kenneth Cole grew its position providing product to those desiring modern fashion and IZOD grew its complementary position adjacent to Van Heusen on the floors of America's department stores. The year 2004 will see us target the fashion conscious contemporary man with dress shirts and neckwear under the designer brand BCBG Max Azria, and dress shirts under the designer brand MICHAEL Michael Kors.

Taken together, our mix of brands and top-to-bottom penetration at the retail level made for a powerful combination. As a result, in 2003, approximately one in every three dress shirts sold in America continued to be a Phillips-Van Heusen product.

Sportswear – We continued to make significant progress in the sportswear area in 2003 by stressing strong brands, well-conceived product line extensions and effective use of multiple distribution channels. Aggregate market share for our branded sportswear in both department stores and mid-tier outlets continued to increase in 2003. IZOD was the leading brand among men's tops sold on department store main floors, while Van Heusen was the best seller among men's woven sport shirts on the main floor of U.S. department stores. Arrow and Geoffrey Beene provided important additional alternatives in terms of price point and channel penetration. IZOD also announced its intention to enter into its first brand licensing partnership in Asia. When the agreement is finalized, Hempel International will become the exclusive licensee for IZOD's men's and women's sportswear in China, Hong Kong and Taiwan. At year's end, we announced a partnership with Tehama, a high-end brand started by Clint Eastwood and fashion industry veteran Nancy Haley, to design and market a line of golf and tennis sportswear utilizing the IZOD brand. Targeted to resorts, pro shops and collegiate outlets, the initial deliveries of this line are expected in 2005.

Throughout the year, we worked hard to maintain the distinctiveness and originality of each brand, while meeting the range of sportswear needs, whether dressy, casual or recreational. The Sportswear Group worked together across its core competencies – licensing, advertising and marketing, design, operations and finance, sourcing and sales/planning – to achieve its benchmark results in a difficult retail climate.

Strategic Initiatives: A Sharpened Focus

Late in the year, we took two actions that will help us stay on course as we pursue our priority of maximizing the growth opportunities within the Calvin Klein brand and our dress shirt and sportswear businesses. We exited the wholesale footwear business, licensing the Bass brand to Brown Shoe Company for wholesale distribution on a worldwide basis, and we made provisions to close approximately 200 under-performing retail outlet stores. While these initiatives required us to record a financial charge, we expect that they will have a very positive impact overall on cash flow and working capital and should strengthen our business.

Our wholesale footwear activity, while marginally profitable, had little room for growth as a stand-alone business. By licensing the Bass brand to Brown Shoe Company, a leader in footwear marketing, we will be partnering with a company that has both the size and expertise to grow the Bass footwear business and enhance its brand image. Brown Shoe employs a multi-brand, multi-channel strategy much like the business model we employ. Accordingly, we believe that the Bass brand will be well positioned to improve its market share in key categories within Brown's portfolio.

The store closings will help reduce our exposure to outlet store retailing, which in recent years has come under intense competitive pressure, increasing the number of unprofitable and marginally profitable outlets. Eliminating the worst of these stores from our retail business should have a beneficial impact on the financial performance of our company and, above all, is consistent with the strategic direction we have mapped for our company's future growth.

Financing Transactions:

A Manageable Debt Structure

In 2003 and early 2004, we took advantage of a favorable interest rate environment and strong demand to complete two financing transactions aimed at improving our debt structure and maintaining our sound footing.

In May 2003, we completed a $150 million offering of senior unsecured notes due 2013 in connection with the financing of the Calvin Klein acquisition. Subsequent to year's end, we refinanced our $150 million of senior subordinated notes due 2008 with the proceeds of another $150 million offering of senior unsecured notes, these due 2011. These transactions allowed us to refinance a large part of our long-term debt at favorable interest rates and extend our maturities.

Shared Commitments:

Our Way Of Doing Business

At Phillips-Van Heusen, we have a long heritage to honor and preserve. At the same time, we operate in an increasingly complex world, where challenge and opportunity exist side by side. We serve and depend upon many different constituencies as we strive to achieve excellence as a corporation and human institution. We take these relationships and responsibilities to our employees, customers, stockholders, contractors and vendors very seriously. They represent shared commitments that not only direct our approach to business, but create the value that all who would associate with us hope to realize.

Much is said these days about the globalization of business and the economy. Indeed, the interdependency and competitiveness that the global marketplace has created are having a tremendous effect upon the way companies in the apparel industry source labor and materials and market and brand products. Phillips-Van Heusen is no exception. But it is also our shared commitment, as we move around the world seeking both contractors and customers, that our presence be a force for good. We are committed to improving the lives and protecting the environment of all those who produce our products, and will work only with those partners and vendors who also embrace that approach.

Our workforce, about 9,000 strong, is a great asset and resource. It is their enthusiasm, energy and teamwork that helped us achieve so much in 2003. From longtime employees in our oldest businesses to those at Calvin Klein who joined the Phillips-Van Heusen family just last year, we have benefited greatly from their creativity and productivity. In addition, in community after community, our employees gave their time, effort and support to a wide range of charitable and civic pursuits. We are proud of what they do and what they contribute to our corporate culture. It is our shared commitment to our associates to help them reach their fullest potential and provide them with a work environment in which their dignity, rights and worth are respected and championed.

The retail industry that we supply with our products represents a large and sophisticated customer base. We are grateful to them for their loyalty, cooperation and wise counsel, as we work together to meet the needs of the consumers who shop in their stores. Our shared commitment to our customers is to provide them with products whose quality, value and uniqueness build traffic and add excitement and satisfaction to the shopping experience.

In 2003, the stockholders of Phillips-Van Heusen saw our company take a bold step forward and present a powerful vision for the future. We appreciate the support and confidence that we received from you in return. It is our shared commitment to you, our stockholders, to continue working hard on your behalf and to build value by staying true to the principles that have held us in such good stead in recent years.



Bruce J. Klatsky
Chairman and Chief Executive Officer



Mark Weber
President and Chief Operating Officer

Corporate Strategy

At Phillips-Van Heusen, we design, source and market substantially all of our products on a brand-by-brand basis targeting distinct consumer demographics and lifestyles. We market our brands at multiple price points and across multiple channels of distribution. This allows us to provide products to a broad range of consumers, while minimizing competition among our brands and reducing our reliance on any one demographic group, merchandise preference or distribution channel. Currently, our apparel products are distributed at wholesale through more than 10,000 doors in national and regional department, mid-tier department, mass market, specialty and independent stores in the United States.

Leveraged Infrastructure

Phillips-Van Heusen leverages its corporate central services to company divisions for purposes of creating greater efficiency and consumer value.


Centralized Corporate Services
logistics including warehousing and distribution – global sourcing – information technology – advertising and marketing – human resources – human rights compliance
CRK Advertising
advertising and marketing
Dress Shirt Group
product design and sales
Sportswear Group
product design and sales
Calvin Klein
product design

Product design and sales are within each division, by brand, to maintain close relationships with customers.

The PVH Brands

Owned	Licensed
Calvin Klein	GEOFFREY BEENE
VAN HEUSEN	KENNETH COLE new york
IZOD	REACTION KENNETH COLE
BASS	ARROW
	BCBGMAXAZRIA*
	MICHAEL MICHAEL KORS*

*product launch 2004

Diverse Distribution

Our multiple brand, multiple channel, multiple price point strategy is designed to provide stability should market trends shift. Strategically segmenting our brands ensures we reach the consumer at multiple price levels.



collection stores
specialty stores
premier department stores
department stores
value department stores
company stores
discount stores
Price
$10,000
$10
Calvin Klein Collection
ck Calvin Klein
Calvin Klein
Kenneth Cole
*MICHAEL Michael Kors
*BCBG Max Azria
Geoffrey Beene
IZOD
Bass
Van Heusen
Arrow
Private Label

*product launch 2004



BUSINESS GROUP

Calvin Klein

Calvin Klein is one of the world's leading lifestyle, design and marketing companies. With headquarters in New York and worldwide operations in Milan, Paris, Hong Kong and Tokyo, Calvin Klein designs and markets a range of designer products that are manufactured and marketed through an extensive global network of licensees and business partners.


image
brand
products
sophisticated, luxury, high quality
Calvin Klein collection
designer apparel, coats, dress shirts, eyewear, footwear
sexy, urban, trendy, youthful
ck Calvin Klein
bridge apparel, fragrance, watches, eyewear, jewelry
tasteful, timeless, modern, fashionable
Calvin Klein
better apparel, fragrance, underwear, jeans, coats, suits, dress shirts, home

Calvin Klein Brand Pyramid

Calvin Klein represents a sophisticated and modern design philosophy that spans multiple distinct lifestyle brands. In 2003, these brands were strategically repositioned into three complementary tiers, each with its own identity and distribution strategy. This branding initiative is designed to strengthen each distribution tier and the business as a whole, and provides enhanced opportunities to further develop existing businesses and enter new product categories and distribution zones globally.

Calvin Klein Collection	designer apparel	women/men	global
	eyewear	women/men	global
	footwear	women/men	global
	dress shirts	men	North America
	coats	women	North America
	swim	women	North America
	socks	women/men	Europe, North America
ck Calvin Klein	bridge apparel	women/men	Japan, Southeast Asia, North America*
	fragrance	women/men	global
	eyewear	women/men	global
	watches	women/men	global
	socks	women/men	Europe, Japan, North America
	jewelry	women/men	Japan**
	belts	women	North America
	hosiery	women	Japan
	ties/neckwear	men	Japan
	handkerchiefs		Japan
Calvin Klein	better apparel	women/men	North America
	fragrance	women/men	global
	underwear***	women/men/juniors*	global
	jeans	women/men/children	global
	jeans	juniors	North America
	coats	women	North America
	hosiery	women	North America
	suits	men	North America
	dress shirts	men	North America
	neckwear	men	North America
	home		Asia, Europe, North America

*planned U.S. rollout in 2005
**planned global expansion in 2004
***owned, produced and distributed by The Warnaco Group, Inc.

Products and Categories by Region

In 2003, Calvin Klein products were marketed and sold in over 75 countries worldwide, across more than 25 product categories, and represented global retail sales volume of approximately $3.0 billion. In 2003, in keeping with the strategy to maximize the Calvin Klein brands globally, licensed product offerings were broadened, new businesses were initiated and overall distribution expanded.


The
WWD
100
From the largest designer label to the hippest teen retailer, the names American consumers know best represent a vast range of style and price. Here is the latest survey of fashion's most-recognized brands.

The Power of the Brand

Calvin Klein is one of the most powerful and well-known brand names in the world today. In 2003, Women's Wear Daily's WWD 100 survey named Calvin Klein the number one recognized designer apparel brand, and the ninth most recognized brand in the entire fashion industry, among consumers polled. Women's Wear Daily credited the strength of Calvin Klein's marketing initiatives with contributing to the brand's number one position among designer brands.

WWD100 reprinted courtesy of *Women's Wear Daily*


Calvin Klein

Calvin Klein

Calvin Klein

ck
Calvin Klein

ck
Calvin Klein


Calvin Klein

ck
Calvin Klein

ETERNITY
Calvin Klein

Calvin Klein


Calvin Klein

Advertising, Marketing & Public Relations

Calvin Klein believes strongly in the power of effective advertising, unique marketing and strategic public relations. Calvin Klein continues to be recognized for engaging advertising and distinct brand imagery.

In 2003, CRK Advertising, the in-house advertising and marketing agency, placed over 3,250 pages of advertising in 700 print titles, reaching 2.8 billion people across 42 countries, positioning it as one of the largest designer brand advertisers both domestically and globally.

Calvin Klein
collection

Calvin Klein Collection is the most prestigious and luxurious brand, setting the tone of elegance and modern sophistication for all of the other Calvin Klein brands. As of the end of 2003, the Calvin Klein Collection high-end wholesale apparel businesses for men and women were licensed to Vestimenta SpA. Products under the Calvin Klein Collection brand are distributed globally through a growing network of freestanding stores in key cities, including our stores in New York, Dallas and Paris, and in select luxury department and specialty stores.



Madison Avenue, New York City





ck
Calvin Klein

ck Calvin Klein is the designated brand for the "bridge" category, representing the tier between "collection" and "better" offerings and represents a significant global growth opportunity. ck Calvin Klein apparel is presently distributed for women and men exclusively through licensing partner Onward Kashiyama in Japan, and through free-standing stores operated by licensee Club 21 in Southeast Asia. In keeping with the continued strategic development of the bridge segment of the market, plans have been announced for licensing partner G.A.V. to launch women's apparel under the brand in the U.S. in the Spring of 2005.



Bandar Utama, Kuala Lumpur

Calvin Klein

In 2003, Calvin Klein entered into a license agreement with a joint venture between Kellwood Company and G.A.V. to develop a women's career-inspired better sportswear collection. The line debuted at retail for Spring 2004 and is marketed under the Calvin Klein brand name. Positioned as the opening price point for all Calvin Klein brands, the line is sold at a select group of U.S. department and specialty stores.









Calvin Klein Jeans

Since the launch in 1978, Calvin Klein Jeans has been positioned as an authentic designer jeans brand known for innovative fits, details and fabrics – and ground-breaking advertising campaigns. Marketed globally to women, men, juniors and children, the line is sold principally through department stores, as well as freestanding stores. The brand is produced and distributed by licensees: CK Jeanswear Company, a part of The Warnaco Group Inc., in North America; and CK Jeanswear Europe SpA and CK Jeanswear Asia Limited, both part of The Fratini Group, in Europe and Asia.



Moscow, Russia – store opened March 2003



Calvin Kl
lvin Klein

Calvin Klein
underwear

Calvin Klein underwear and intimate apparel were first introduced in 1982 and continue to be regarded as one of the most well-known and innovative designer underwear and intimate apparel brands for men and women. In 2003, the first freestanding Calvin Klein Underwear store was opened in New York City, with plans to open additional stores globally as a result of its success. The Calvin Klein brands are beneficially owned by The Warnaco Group for underwear, intimate apparel and sleepwear, and Warnaco produces and distributes the products globally, including through Calvin Klein and ck Calvin Klein stores, and better department and specialty stores.



New York, New York – store opened December 2003

Calvin Klein
fragrance

An extensive selection of fragrances and related products inspired by the lifestyles of modern women and men is marketed under the Calvin Klein brands. Collectively, these fragrances have earned Calvin Klein the position as one of the world's largest fragrance brands. The growing portfolio of fragrance brands includes Obsession, Eternity, Escape and Contradiction, as well as the world's first unisex shared scents, cK one and cK be. All fragrances are distributed globally under a licensing arrangement with Unilever Cosmetics International, and are sold globally including through freestanding Calvin Klein and ck Calvin Klein stores, and department and specialty stores.



cK one grafitti bottles, limited edition

ETERNITY





Calvin Klein
home

Inspired by the modern design philosophy of the brand, Calvin Klein home products represent a complete lifestyle approach based on a sophisticated and relaxed elegance for the home. The line features bed and bath, tabletop and gifts, table linens and rugs. Calvin Klein home products are produced under a number of licensing arrangements and are available worldwide, including through freestanding Calvin Klein stores, and select department and specialty stores.






ck
Calvin Klein

Watches

The ck Calvin Klein line of designer-branded timepieces stands for both form and function. Launched in 1997 as one of the first designer-branded watches, the collection offers watches for both women and men and is available globally. The collection is produced through a licensing agreement with The Swatch Group AG, the world's largest producer of finished watches.



Jewelry

Jewelry under the ck Calvin Klein brand is sold in Japan under a license with Vendome Yamada Corp., one of the leading Japanese manufacturers and distributors of fashion jewelry. Beginning in mid-2004, a complementary jewelry collection will be introduced worldwide outside of Japan by The Swatch Group under a license entered into in 2003.



Calvin Klein
eyewear

Eyewear is marketed globally under both the Calvin Klein Collection and ck Calvin Klein brands. The predominantly unisex offerings are produced and distributed under license by Nikon in Japan and by Marchon Eyewear for all other territories worldwide. Pursuant to an agreement entered into in 2003, Marchon Eyewear will introduce in 2004 an ophthalmic line under the ck Calvin Klein brand to complement its branded sunwear products.



BUSINESS GROUP

Dress Shirts

In 2003, the Dress Shirt Group held its market share position as the leading provider of dress shirts to department stores in the U.S. The group had extraordinary success in 2003 by capitalizing on its great stable of brands, its strength in sourcing globally and the most efficient logistical support system in the industry. The success of PVH's multiple brand, multiple channel, multiple price point distribution strategy meant that in 2003, approximately one in every three dress shirts sold in the U.S. was a PVH product.

2003 U.S. Department Store Market Share	
Van Heusen	20.4%
Geoffrey Beene	14.7%
Kenneth Cole	4.6%
Calvin Klein	2.7%
DKNY	2.5%
IZOD	1.7%
Total	46.6%

Source: NPD 2003 men's dress shirts category in traditional department stores.





Fabric Technologies

Technological advances offer competitive advantages to those companies with the commitment, resources and imagination to pursue them. PVH is engaged in an ongoing process of adding value to our products by incorporating into our products advances in fabric and fit technology.

New technologies marketed in 2003 include:

- Stain Repellence
- Expandable Collar
- Easy Care 100% Cotton
- Quick-Dry Fabric
- Antibacterial Bamboo Rayon

VANHEUSEN

SHIRTS
FOR MEN

The Van Heusen brand is synonymous with "Shirts For Men" in America. Through the introduction of new fashion and technologies, Van Heusen continued to outperform the competition in spite of a difficult retail environment in 2003.



IZOD

Color in Motion

Now in its third year within this product category, IZOD brand dress shirts use a bold color palette and younger attitude to gain attention within the department store channel, becoming one of the top 10 best selling dress shirt brands within the channel in 2003.





The Arrow brand dress shirt is an important part of the Dress Shirt Group's distribution strategy. Under the leadership of the PVH design, sourcing, sales and marketing teams, Arrow brand dress shirts grew to enjoy the number one position within the value department store channel in 2003.

An American icon


ARROW
DRESS SHIRTS · USA · 1851






Redefining a CLASSIC

The incorporation of new innovations in fabric, fashion and fit in 2003 kept Geoffrey Beene brand dress shirts firmly in place as the number one designer dress shirt brand in U.S. department stores.

GEOFFREY BEENE



Calvin Klein

Calvin Klein brand dress shirts, launched by PVH for the Holiday 2002 season, enjoyed success in 2003, becoming the seventh best selling dress shirt brand in U.S. department stores in its first full year of distribution. The line, which is distributed principally in better department and specialty stores, has been repositioned for 2004 with new packaging and presentations, and improved product quality and fashion, to bring it in line with Calvin Klein's three tier branding strategy.





KENNETH COLE
new york

Modern perspective

Kenneth Cole New York brand dress shirts target the modern consumer, and Reaction by Kenneth Cole, the more youthful, modern consumer. Sales of dress shirts under the Kenneth Cole brands have increased significantly through PVH's efforts since the acquisition of the license in mid-2000, with Kenneth Cole New York dress shirts having become the sixth best selling dress shirt brand in U.S. department stores in 2003.

REACTION™
KENNETH COLE

BUSINESS GROUP

Sportswear

Throughout the year, the Sportswear Group worked hard to maintain the distinctiveness and originality of each of our sportswear brands, while meeting the consumer's range of sportswear needs, whether dressy, casual or recreational. The Sportswear Group worked together across its core competencies – licensing, advertising and marketing, design, operations and finance, sourcing and sales/planning – to achieve record profitability in a difficult retail climate. Aggregate market share for our branded sportswear in both the department store and value department store channels continued to increase in 2003.




IZOD

The Sky's the Limit

IZOD continued in 2003 to be the best selling brand of men's sportswear tops on U.S. department store main floors. IZOD brand men's sportswear includes woven and knit shirts, outerwear, swimwear, sweaters, pants and shorts developed to support golf, active and resort lifestyles under the IZOD Golf, IZOD Perform-X and IZOD Tropical Waters labels. In addition, in 2003, the Sportswear Group successfully introduced a new line of jeanswear as the group continued to increase IZOD's importance in men's main floor sportswear. Sales of the IZOD Jeans line contributed significantly to the increased profitability of the Sportswear Group in 2003.



IZOD

BUSINESS GROUP — SPORTSWEAR



CORPORATION





IZOD

Women's Debut

In late 2003, the much-anticipated IZOD brand women's sportswear line, licensed to Kellwood Company, launched in 300 department stores. The line, which includes active-inspired and casual sportswear featuring the fabrications and color palette for which IZOD is known, exceeded all expectations. In 2004, accelerated growth plans should find the IZOD women's sportswear line in over 600 locations and expanding into petite and plus sizes. In addition, Kellwood will introduce a line of complementary IZOD brand handbags, hats, belts and accessories under a license entered into in late 2003.



IZOD
SWIM

As a complement to the new women's sportswear line, PVH licensed to Kellwood Company in 2003 the right to market IZOD women's swimwear. The collection, which includes swimwear and coordinated cover-ups in vibrant sporty colors, was introduced in 250 department stores in late 2003.


IZOD

Calvin Klein

In 2003, the Sportswear Group developed and previewed its first Calvin Klein men's better sportswear line. The line will be sold in sportswear collection areas and specially designed shops in over 200 better department and specialty stores. These shops will open across the country for the introduction of the line to the public for Fall 2004.


Calvin Klein
Calvin














VAN HEUSEN

SHIRTS

FOR MEN

The Van Heusen brand extends beyond its position as the best selling U.S. department store dress shirt brand and is the number one brand of men's woven sport shirts on U.S. department store main floors. In 2003, 100% cotton, wrinkle-free, stain-free sport shirts were introduced under the Van Heusen brand name. Sales of this product helped increase the sales of Van Heusen men's sportswear in 2003.






BEENE · GEOFFREY BEENE · GEOFFREY
GEOFFREY BEENE

GEOFFREY BEENE

Similar to Geoffrey Beene dress shirts, Geoffrey Beene brand sportswear offers a genuine designer label to main floor men's sportswear in U.S. department stores. The business experienced sales growth in the Fall season of 2003, primarily due to the launch of 100% cotton, wrinkle-free woven shirts resulting in greater department store distribution.



ARROW
USA•1851

In 2003, Arrow brand sportswear grew to become one of the largest branded resources for men's sportswear tops within the value department store channel. This growth was a result of expanded store distribution, as well as increased penetration within existing stores, and was propelled, in part, by the launch of two new lifestyle concepts, Arrow Tournament Golf and Arrow Blue Jeans Co.





AH



Bass is a leading provider of casual and dress casual footwear for men, women and children. Late in 2003, PVH entered into an agreement to exit the wholesale footwear business by licensing the Bass brand to Brown Shoe Company for wholesale distribution on a worldwide basis. By licensing the Bass brand to Brown Shoe Company, a leader in footwear marketing, we will be partnering with a company that has both the size and expertise to grow the Bass footwear business and enhance its brand image. PVH will continue to operate its Bass outlet stores, which carry an assortment of Bass footwear, as well as casual apparel and accessories for men and women under the G.H. Bass & Co. brand.


Bass

Bass

G.H. BASS & COMPANY

EMBRACING COMMUNITY SERVICE



Nothing Makes Us Prouder

At PVH, we are guided by the principle that success in business is dependent on putting human issues first – making a genuine contribution to improving the quality of life and upholding the basic rights of our associates, their families and those in the communities in which we operate.

With our encouragement and financial resources, our associates have genuinely embodied the PVH vision of community service. Some associates have embraced traditional activities, while others have carried out ideas of their own, to help those in need. Their outpouring of energy has overwhelmed us. PVH associates have assisted national community service organizations including Ronald McDonald House and Habitat for Humanity, worked with the Special Olympics and bicycled for the National Multiple Sclerosis Society.

Activities were not limited to the United States. Together with our foreign operations division, our overseas associates have also personified the PVH spirit of community responsibility. Their contributions were wide-ranging in every sense and included donating rice to families in rural China and phone cards to U.S. troops in Iraq, giving blood in Hong Kong and providing shoes to an orphanage in Honduras.

We are proud of our associates and their accomplishments, but nothing makes us prouder than the strong ties they developed to the communities in which they work. Because many of these projects were planned and implemented by the associates themselves, their efforts and their impact were even more meaningful to all involved.

beach and planted sea grass with Clear Action Ocean Group • Held book fairs for United Way • Held fund raisers to
establish an educational fund for the children of a deceased PVH employee • Product and work opportunities for Vivi
B. Adams School students • Provided apparel to the "Suited for Success" program • Donation to Stop Abuse Now • V
at Ronald McDonald House • Provided apparel to Boys and Girls School of New York for "Dress for Success" and "C
Gear" Programs • Donated apparel to Youth Ball Teams in Ozark • Sent phone cards to US troops in Iraq • Donated
funds and computers to G.W. Long High School • Provided apparel to Boys Choir of Harlem and Melvyn's Closet • H
fund raisers for Orphan Foundation of America • Provided door prizes to a fund raiser for the Briarwood Apartments
senior citizens • Collected food for the Food Bank of Somerset County • Held blood drives in U.S. and Hong Kong •
event with Bloomingdale's for National Colorectal Research Association • Held Easter egg hunts for disadvantaged ch
Wiregrass Hospice and the March of Dimes • Volunteered at NJ Audubon Sanctuary • **Safe Horizon** • Rode in Natio
Multiple Sclerosis Society Bike-a-Thon • Donated Easter and Passover gifts to Toys for Tots • Donated a day of office v
to National Kidney Foundation • Built with Habitat for Humanity • Donated computer to help stroke victim communica
Held sample sale to benefit Grand Central Neighborhood Homeless Shelter • Participated in American Cancer Societ
Relay for Life • Donated flowers to assist tornado-damaged high school • Volunteered at Grand Central Neighborhoo
Homeless Shelter • Sponsored and assisted soccer team of homeless players • Gave to breast cancer research • Ma
supporter of human rights initiatives with Thirteen/WNET New York • Donated ad to police department fundraiser • S
raffle tickets and assisted students at school for mentally and physically challenged • Donated food to needy families
Honduras • Provided shirts to Diabetic Research Foundation • Donated to Maine Children's Cancer Program • Suppo
United Way program providing children in need with fresh start for school year • Established PVH Sourcing Communit



involvement Committee to support the education of childr ... hool free lunch progra
cy pen pals with In2Books to improve reading, writing and ... thinking skills of schoo
sample sale for children with Down's Syndrome • Voluntee ... t 4H fair • Donated s
Orphanage • Built floats for Wilton Bicentennial Parade • ... rts to charity golf tour
clothing and school supplies to children of abuse victims • ... fundraisers for Nation
and Neglected Children • Assisted in seniors' picnic • Don ... uter to World Vision i
day at PVH for residents from home for temporarily displac ... en • Donated funds a
ARC • Took part in Light the Night Walk for the Leukemia ... oma Society • Raised
Diabetes Foundation • Participated in Susan G. Comen Fo ... for the Cure for brea
for Alzheimer's Association • Sponsored auction for Resou ... r for Women and thei
funds to Center for Vocational Rehabilitation • Donated to ... Way • Donated comp
• **Grand Central Neighborhood Homeless Shelter** • ... or Salvation Army • G
Westbrook Animal Refuge League • Donated dress shirts to ... irts to United Cerebral
Planted garden and built play space for Safe Horizon shelt ... or victims of domestic
funds for Somerset County United Way/Earth Share • Provi ... ork boots to high sch
program • Sponsored holiday gift baskets for seniors • Do ... ood, bedding and per
to homeless • Sponsored Alaskan Triathlon participant for ... ociety of America • D
Wheels to shut-ins • Supported Operation Santa Claus • P ... ts for disadvantaged c
City • Donated rice packets to families in rural China • Tu ... to raise funds for Par
Collected eyeglasses for the Blind Association • Funded th ... uct development semi



or underpriviledged children in Ozark • Promoted breast cancer awareness by supporting local patient •
afe Horizon Shelter • Mentored orphans by email • Cooked, served and cleaned at Elijah's soup kitche
erved as escorts for athletes at Special Olympics • Provided winter boots to 3,000 underprivileged childr
Walked for March of Dimes • Donated to Southeast Alabama Youth Services • Cleaned beach and plant
Action Ocean Group • Held book fairs for United Way • Held fund raisers to establish an educational f
f a deceased PVH employee • Product and work opportunities for Vivian B. Adams School students • Pro
Suited for Success" program • Donation to Stop Abuse Now • Volunteered at Ronald McDonald House •
Boys and Girls School of New York for "Dress for Success" and "Career Gear" Programs • Donated ap
ms in Ozark • **Human Rights 101** • Sent phone cards to US troops in Iraq • Donated funds and comp
High School • Provided apparel to Boys Choir of Harlem and Melvyn's Closet • Held fund raisers for Or
merica • Provided door prizes to a fund raiser for the Briarwood Apartments for senior citizens • Collecte
nk of Somerset County • Held blood drives in U.S. and Hong Kong • Co-sponsored event with Bloomin
rectal Research Association • Held Easter egg hunts for disadvantaged children, Wiregrass Hospice and
nteered at NJ Audubon Sanctuary • Rode in National Multiple Sclerosis Society Bike-a-Thon • Donated E
to Toys for Tots • Donated a day of office work to National Kidney Foundation • Built with Habitat for H
omputer to help stroke victim communicate • Held sample sale to benefit Grand Central Neighborhooc
cipated in American Cancer Society's Relay for Life • Donated flowers to assist tornado-damaged high s
Grand Central Neighborhood Homeless Shelter • Sponsored and assisted soccer team of homeless play
ncer research • Major supporter of human rights initiatives with Thirteen/WNET New York • Donated ad

While we cannot possibly communicate the entire effort and impact of the community service in 2003, we have chosen to highlight the following three exemplary activities:

The impact of crime and abuse on its victims and society is both immediate and long-term. Victims and their families need help not only to work through the immediate trauma, but to get into a safe environment, navigate through a complex and intimidating court system and secure a safe, independent and violence-free future.

Safe Horizon is America's leading non-profit organization in the areas of domestic violence, crisis intervention and support for victims of crime. A group of PVH associates has adopted a Safe Horizon shelter for victims of domestic violence. Through this association, the shelter now sees PVH as a partner in providing support – from building a play space and planting a garden at the shelter to hosting Holiday parties and providing back-to-school clothing and school supplies. These activities have allowed PVH to lend support to women and children who are taking control of their lives, and also recognize the stellar work of Safe Horizon as they try to stop the cycle of violence.

At the Grand Central Neighborhood Homeless Shelter, a group of Bass associates is helping those in need by providing critical forms of support that bring comfort and inspire hope.

While our associates are involved in preparing and serving food, great effort is also put toward helping people get a fresh start. Assistance with resume writing, clothing donations and holding celebrations are all part of making a vital difference to people who are genuinely trying to improve their situation and return to a productive life.

Bass also sponsored players from the shelter who participated in the Homeless World Cup of soccer in Graz, Austria. This was an absolutely unique and powerful opportunity for homeless men to experience first-hand what life can include: change, greatness, maturity, control, doing your best and, especially, accomplishment and what it demands.

On December 10, 1948, the General Assembly of the United Nations adopted and proclaimed the Universal Declaration of Human Rights - which is based on the principle that recognition of the inherent dignity and the equal and inalienable rights of all members of the human family is the foundation of freedom, justice and peace in the world.

PVH is especially proud to be a sponsor of Human Rights 101, a program developed by Thirteen/WNET New York that builds awareness of human rights among high school students and actively involves them in classroom and school-wide projects. Through screenings of public television programs, guest speakers and a companion web site, Human Rights 101 helps students learn about human rights issues and how they can make a difference in the world. HR101 gives students information about internships at human rights organizations and provides selected schools with mini-grants to help make their projects happen.

Financial Review

OVERVIEW

The following discussion and analysis is intended to help you understand the Company, its operations and financial performance. It should be read in conjunction with the Company's consolidated financial statements and the accompanying notes.

BUSINESS DESCRIPTION

The Company is one of the largest apparel companies in the world. Its portfolio of brands includes *Van Heusen, Calvin Klein, IZOD, G.H. Bass & Co.* and *Bass*, which are owned, and *Arrow, Geoffrey Beene, Kenneth Cole New York, Reaction by Kenneth Cole* and, beginning in mid and late 2004, *BCBG Max Azria* and *MICHAEL Michael Kors*, which are licensed. The Company acquired Calvin Klein, Inc., a lifestyle design and marketing company in February 2003. The addition of *Calvin Klein*, one of the world's most highly recognized designer brands, provides the Company with an additional platform for growth in revenues and profitability, and a significant royalty stream.

The Company believes that its strategy of managing and marketing a portfolio of nationally recognized brands across multiple product categories through multiple channels of distribution provides a stable and broad-based platform that helps diversify its risk profile. In addition, the Company leverages its sourcing, warehousing, distribution and information technology expertise across all of its brands, which allows it to respond rapidly to changes in sales trends and customer demands.

The year 2003 was both exciting and challenging. Early in the year, the Company completed the acquisition of Calvin Klein and, at that time, outlined a series of initiatives focused on integration, achieving targeted cost savings and beginning to take advantage of the global growth opportunities available to the brand. The financial results for 2003 include specific integration activities which are comprised of (i) the sales, cost of sales and operating expenses directly attributable to the *Calvin Klein* men's and women's high-end



Emanuel Chirico

Executive Vice President and Chief Financial Officer

collection apparel businesses which were transferred to Vestimenta S.p.A. under a license agreement which went into full effect on January 1, 2004 and (ii) the costs of certain duplicative personnel and facilities during the integration of various Calvin Klein logistical and back office functions.

In the fourth quarter of 2003, the Company took certain initiatives to further align its strategic energies to supporting and growing its dress shirt, sportswear and Calvin Klein businesses. The Company announced it would exit the wholesale footwear business by licensing the *Bass* brand for wholesale distribution of footwear to Brown Shoe Company, Inc. and announced the closing of up to 200 underperforming retail outlet stores across its *Van Heusen, IZOD, Bass* and *Geoffrey Beene* retail outlet chains. The Company has estimated that the pre-tax costs to be incurred in connection with these actions are approximately $40.0 million, of which $20.7 million was incurred prior to year end. (Please see the note to the consolidated financial statements entitled "Asset Impairments, Restructuring, Activity Exit Costs and Other Charges.") Overall, including the liquidation of working capital associated with exiting the wholesale footwear business and the outlet store closing program, these actions are expected to provide positive net cash flow.

RESULTS OF OPERATIONS

Operations Overview

The following table summarizes the Company's results of operations in 2003, 2002 and 2001.

(in millions, except percentages)	2003	2002	2001
Net sales	$ 1,438.9	$ 1,393.2	$ 1,421.0
Royalty and other revenues	143.1	11.8	10.8
Total revenues	1,582.0	1,405.0	1,431.9
Gross profit	657.5	531.2	506.2
% of total revenues	41.6%	37.8%	35.4%
Selling, general and administrative expenses	601.8	462.2	465.1
% of total revenues	38.0%	32.9%	32.5%
Gain on sale of investment	3.5		
Income before interest and taxes	59.3	69.0	41.1
Interest expense	37.5	23.9	24.8
Interest income	1.1	1.2	0.3
Income before taxes	22.9	46.3	16.7
Income tax expense	8.2	15.9	6.0
Net income	$ 14.7	$ 30.4	$ 10.7

The Company generates net sales from (i) the wholesale distribution of apparel, principally under the brand names *Van Heusen, Calvin Klein, IZOD, Arrow, Geoffrey Beene, Kenneth Cole New York, Reaction by Kenneth Cole* and various private labels, and, through the end of 2003, footwear under the *Bass* brand, and (ii) the sale, through approximately 700 company operated retail stores, of apparel, footwear and accessories under the brand names *Van Heusen, IZOD, Geoffrey Beene, Bass* and, beginning at the end of the third quarter of 2003, *Calvin Klein*. The Company's stores operate in an outlet format, except for three *Calvin Klein* image stores located in New York City, Dallas and Paris selling men's and women's high-end collection apparel and accessories, soft home furnishings and tableware.

The Company generates royalty and other revenues from fees for licensing the use of its trademarks. Prior to 2003, royalty and other revenues related principally to licensing the *IZOD* and *Van Heusen* trademarks. In 2003, royalty and other revenues increased significantly due to the acquisition of Calvin Klein. Calvin Klein royalty and other revenues are derived under licenses and other arrangements primarily for jeans, underwear, fragrances, eyewear, watches, table top and soft home furnishings.

In 2003, net sales were 91.0% and royalty and other revenues were 9.0% of the Company's total revenues.

Gross profit on total revenues is total revenues less cost of goods sold. We include as cost of goods sold costs of production and procurement of product, including inbound freight, purchasing and receiving, inspection and internal transfer costs. Since there is no cost of goods sold associated with royalty and other revenues, 100% of such revenues are included in gross profit. Due to the above factors, our gross profit may not be comparable to that of other entities.

Selling, general and administrative expenses include all operating expenses other than expenses included in cost of goods sold. Salaries and related fringe benefits are the largest component of selling, general and administrative expenses, comprising 49.8% of such expenses in 2003. Rent and occupancy for offices, warehouses and retail stores is the next largest expense, comprising 20.7% of selling, general and administrative expenses in 2003.

Net Sales

The 2003 net sales increase of $45.7 million is principally attributable to the net sales increases described below, offset, in part, by the net sales decreases described below. Net sales *increases* in 2003 include:

- $36.0 million attributable to the Calvin Klein businesses which the Company acquired on February 12, 2003. Of such amount, $14.2 million relate to the three *Calvin Klein* image stores which the Company currently plans to continue to operate, and $21.8 million relate to wholesale distribution of *Calvin Klein* men's and women's high-end collection apparel products. The high-end wholesale collection apparel business has been transferred to Vestimenta under a license agreement which went into full effect on January 1, 2004.
- $44.9 million attributable to the Company's wholesale apparel business. Significant sales increases were achieved in *IZOD* and *Arrow* brand sportswear and *Calvin Klein* brand dress shirts, and, to a lesser extent, in *Van Heusen* brand sportswear and *Arrow* brand dress shirts.

Net sales *decreases* in 2003 include:

- A $20.1 million decline in the Company's retail outlet divisions due to a difficult retail environment, particularly in the first three quarters of the year. Sales in the Company's retail stores open at least two years declined 3.6% in 2003. Such decreases, when considered with prior year decreases, were deemed an impairment indicator which caused the Company to evaluate its chain of outlet stores in the fourth quarter of 2003. In connection therewith, an impairment of long-lived assets was recorded for approximately 200 stores. Many of these stores are expected to be closed over the next two years.
- A $15.1 million decrease attributable to reduced wholesale sales of footwear and private label sportswear.

In 2002, the $27.8 million net sales decrease related principally to a weak apparel environment, particularly in dress shirts, as well as a weak overall retail environment, as sales in the Company's retail stores open at least two years declined 3.2%. Also contributing to the 2002 decrease was a reduction in promotional and close-out dress shirt sales used to liquidate excess inventory during 2001.

Net sales in 2004 are expected to include the effect of exiting and starting various businesses, including, without limitation, the following:

- The loss of the net sales attributable to the wholesale distribution of footwear under the *Bass* brand, which in 2003 were $61.3 million. The *Bass* wholesale footwear business has been transferred to Brown Shoe under a license that went into effect on February 2, 2004 and has an initial term that continues through January 31, 2007.
- The loss of the net sales attributable to store closings. The Company announced at the end of 2003, its intention to close up to 200 underperforming retail outlet stores over the next two years.
- The loss of the net sales from the wholesale distribution of the *Calvin Klein* men's and women's high-end collection apparel businesses, which businesses have been transferred under the license with Vestimenta. The net sales of the businesses were $21.8 million in 2003.
- The addition of net sales attributable to the Company's planned launch of a *Calvin Klein* men's better sportswear line to be marketed to upscale specialty and department stores for the Fall 2004 season.
- The addition of net sales from *Calvin Klein* retail outlet stores in premium outlet malls, which the Company has begun to open. The Company currently intends to open as many as 75 *Calvin Klein* outlet stores over the next four to five years.

The net effect of these items, as well as anticipated changes in the Company's ongoing businesses, is currently expected to result in an increase in 2004 net sales of 1.0%-2.5%.

Royalty and Other Revenues

The 2003 royalty and other revenues increase of $131.3 million is principally attributable to royalty and other revenues of the Calvin Klein Licensing segment.

The Company currently expects that royalty and other revenues of the segment will increase in the future, both as a result of growth in the businesses of existing licensees, as well as signing additional license agreements.

Gross Profit on Total Revenues

The increase in the 2003 gross profit on total revenues percentage compared with 2002 is due principally to the increase in royalty and other revenues as a percentage of total revenues. Since royalty and other revenues do not carry a cost of sales, the gross profit percentage on such revenues is 100.0%. The Company currently expects that royalty and other revenues will continue to increase as a percentage of total revenues. If this occurs, the gross profit on total revenues percentage should increase.

Partially offsetting the gross profit percentage improvement from the revenue mix was the impact of the wholesale distribution of *Calvin Klein* men's and women's high-end collection apparel products. These businesses had a 120 basis point negative impact on the 2003 percentage. Their elimination by virtue of the license with Vestimenta, combined with the Company's closing of underperforming retail outlet stores, is expected to have a positive effect on the Company's gross profit percentage in 2004.

The increase in the 2002 gross profit on total revenues percentage compared with 2001 related principally to the cost benefits realized from the closure, at the beginning of 2002, of three dress shirt manufacturing facilities, as well as the reduction in promotional and close-out dress shirt sales used to liquidate excess inventory during 2001.

Selling, General and Administrative Expenses

The increased 2003 selling, general and administrative expense as a percentage of total revenues is principally related to two factors:

- Revenues associated with the Calvin Klein Licensing segment are principally royalty and other revenues which do not carry a cost of sales. Thus, all operating expenses associated with the Calvin Klein Licensing segment's royalty and other revenues are classified as selling, general and administrative expenses, which increases the Company's selling, general and administrative expense as a percentage of total revenues.

- In 2003, the Company incurred approximately $36.4 million of selling, general and administrative expenses associated with (i) the wholesale distribution of *Calvin Klein* men's and women's high-end collection products, and (ii) the costs of certain duplicative personnel and facilities incurred during the integration of various Calvin Klein logistical and back office functions. The 2003 year also includes an $11.1 million charge for the impairment of long-lived assets in certain of the Company's retail outlet stores, and related severance and lease termination costs.

While the transitional and impairment expenses are not expected to recur in 2004, increased expenses for Calvin Klein advertising and licensing administration, as well as expenses related to exiting the wholesale footwear business, are expected to keep the 2004 selling, general and administrative expense percentage relatively flat.

Gain on Sale of Investment

In the second quarter of 2003, the Company sold its minority interest in Gant Company AB for $17.2 million, net of related expenses, which resulted in a pre-tax gain of $3.5 million.

Interest Expense and Interest Income

Interest expense in 2003 increased significantly over 2002 and 2001 due to the acquisition of Calvin Klein. The $401.6 million net cash purchase price was funded by issuing $250.0 million of convertible redeemable preferred stock with the balance being funded by use of the Company's cash and a term loan from the holders of the convertible redeemable preferred stock. The term loan carried an interest rate of 10%, and had a principal amount of between $100.0 million and $125.0 million from February 12, 2003 through May 5, 2003. The term loan was repaid on May 5, 2003 with the proceeds from the Company's issuance of $150.0 million of 8⅛% senior unsecured notes due 2013. Amortization of fees associated with the 8⅛% senior unsecured notes also contributed to the increased interest expense in 2003.

On February 18, 2004, the Company issued $150.0 million of 7¼% senior unsecured notes due 2011. The Company used the net proceeds of the issuance towards the purchase and redemption of its 9½% senior subordinated notes due 2008. In connection with the purchase and redemption, the Company paid a prepayment penalty of $7.3 million, and wrote off debt issuance costs of $1.7 million. The penalty and the write-off of debt issuance costs will be included in interest expense in the first quarter of 2004. As a result, interest expense in 2004 is expected to increase substantially over 2003. Excluding the effect of the prepayment penalty and the write-off of debt issuance costs, the Company currently expects that interest expense in 2004 will decrease below 2003 levels, as the benefits of the lower interest rate of the 7¼% senior unsecured notes are realized.

Income Taxes

Income tax expense as a percentage of pre-tax income was as follows:

2003	2002	2001
35.8%	34.3%	36.0%

The increased rate for 2003 compared with 2002 relates principally to (i) lower pre-tax income, which causes state and local franchise taxes that are not based on income to become a higher percentage, and (ii) increased non-deductible expenses included in pre-tax book income, principally related to the sale of the Company's minority interest in Gant.

The decreased rate in 2002 compared with 2001 relates principally to (i) higher pre-tax income, which causes state and local franchise taxes which are not based on income to become a lower percentage, (ii) certain state tax saving strategies implemented by the Company and (iii) the cessation, upon adoption of FASB Statement No. 142, of amortizing for book purposes goodwill which is not tax deductible.

LIQUIDITY AND CAPITAL RESOURCES

The Company's capital structure and cash flows were impacted significantly by the Calvin Klein acquisition. To finance the acquisition, the Company issued $250.0 million of convertible redeemable preferred stock. The preferred stock has a conversion price of $14.00 per share and a dividend rate of 8.0% per annum, payable quarterly, in cash. If the Company elects not to pay a cash dividend for any quarter, then the convertible preferred stock will be treated for purposes of the payment of future dividends and upon conversion, redemption or liquidation as if an in-kind dividend had been paid. During the first three quarters of 2003, the Company did not pay the preferred dividends in cash, and as a result, the liquidation preference of the preferred stock increased to $264.7 million. The Company paid the fourth quarter dividend in cash during the first quarter of 2004. The Company currently plans to continue to pay future dividends on the preferred stock in cash. However, the Company, at its option, may choose not to pay a cash dividend in future quarters.

The Company also obtained a term loan from the preferred stockholders to finance the acquisition. The term loan was repaid in May 2003 with the net proceeds of the Company's issuance of $150.0 million of 8⅛% senior unsecured notes due 2013. As a result of this debt issuance, as well as the Company's February 2004 issuance of 7¼% senior unsecured notes due 2011 and repurchase and redemption of its 9½% senior subordinated notes due 2008 with the proceeds thereof, the Company has no maturities of long-term debt until February 15, 2011. In addition, the preferred stockholders cannot require redemption of the convertible redeemable preferred stock until 2013.

Cash provided by operating activities was $56.2 million in 2003 compared with $105.2 million in 2002. Cash provided by operating activities was impacted significantly by the Calvin Klein acquisition. Cash flow from net income, adjusted for noncash depreciation, deferred taxes and the impairment of long-lived assets, decreased $11.0 million compared with 2002. The remaining decrease in operating cash flow relates to changes in operating assets and liabilities as follows:

- Cash flow from receivables decreased $9.6 million, due principally to the timing of royalty payments related to the Calvin Klein Licensing segment.
- Cash flow from inventories increased $24.3 million, due principally to liquidating inventories associated with the *Calvin Klein* men's and women's high-end collection apparel businesses in connection with the transfer of the businesses pursuant to the license with Vestimenta.
- Cash outflow for accounts payable and accrued expenses increased $30.4 million, due principally to the Calvin Klein acquisition, including professional fees and restructuring initiatives, which included severance and lease exit costs.
- The Company made a voluntary $17.0 million contribution to its pension plan in January 2004 to improve its funding status.

The Company currently expects its cash flow from operating activities in 2004 to be in a range of $95.0 million to $105.0 million. Capital expenditures in 2004 are currently expected to be in a range of $38.0 million to $40.0 million, contingent purchase price payments in 2004 to Mr. Klein are currently expected to be in a range of $20.0 million to $22.0 million, and cash dividends in 2004 on both the Company's common and preferred stock are currently expected to aggregate $25.0 million to $26.0 million. As a result, the Company currently expects to generate $10.0 million to $20.0 million of cash flow in 2004.

Beyond 2004, the Company currently expects that its net income will increase as a result of the growth in its businesses, principally related to Calvin Klein. Such earnings growth, if it materializes, is likely to increase the Company's cash flow. From a cash flow perspective, any future earnings growth may be partially offset by, among other factors, increased working capital requirements or an increase in contingent purchase price payments to Mr. Klein.

For near-term liquidity, in addition to the Company's cash balance, the Company has a secured revolving credit facility which provides for revolving credit borrowings, as well as the issuance of letters of credit. The Company may, at its option, borrow and repay amounts up to a maximum of $325.0 million under both the revolving credit borrowings and the issuance of letters of credit. Based on its working capital projections, the Company believes that its borrowing capacity under this secured revolving credit facility provides the Company with adequate liquidity for its peak seasonal needs for the foreseeable future. As of February 1, 2004, the Company had no borrowings and $139.2 million outstanding letters of credit under this facility.

In the longer term, the Company believes that its ability to generate earnings and cash flow will be adequate to service its debt and fund any required working capital to support the Company's growth. The Company believes that with the conversion price of its convertible redeemable preferred stock at $14.00 per share, the preferred stock in the future will be converted to common stock rather than redeemed. However, due to the extended date at which redemption could be required, and given the Company's projections of future profitability, the Company believes that adequate financing could be secured, if necessary, to obtain additional funds for redemption, or, if opportunities present themselves, future acquisitions.

Contractual Obligations and Off-Balance Sheet Arrangements

The following table summarizes, as of February 1, 2004, unless otherwise noted, the Company's contractual cash obligations by future period:

Contractual Cash Obligations

	Payments Due by Period (in millions)				
Description	Total Obligations	2004	2005-2006	2007-2008	Thereafter
Long-term debt[1]	$ 400.0				$ 400.0
Interest payments on long-term debt[1]	342.0	$ 30.3	$ 61.6	$ 61.6	188.5
Operating leases[2]	293.2	69.9	89.7	53.1	80.5
Inventory purchase commitments	373.5	373.5			
Minimum contractual royalty payments[3]	51.0	10.4	20.6	11.4	8.6
Supplemental defined benefit plan [4]	15.8				15.8
Total contractual cash obligations	$1,475.5	$ 484.1	$ 171.9	$ 126.1	$ 693.4

(1) Long-term debt and related interest payment obligations include $150.0 million of 7¼% senior unsecured notes which the Company issued on February 18, 2004, and exclude $150.0 million of 9½% senior subordinated notes which the Company purchased and redeemed with the use of the net proceeds from the issuance of the 7¼% senior unsecured notes and available funds. In connection with the purchase and redemption, the Company paid a prepayment penalty of $7.3 million, which is not reflected in the table.

(2) Includes store operating leases, which generally provide for payment of direct operating costs in addition to rent. These obligation amounts include future minimum lease payments and exclude such direct operating costs.

(3) The Company currently anticipates that future payments required under its license agreements will exceed significantly the contractual minimums shown in the table.

(4) The Company has an unfunded supplemental defined benefit plan covering 23 executives under which the participants will receive a predetermined amount during the 10 years following the attainment of age 65.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have a material current effect, or that are reasonably likely to have a material future effect, on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

MARKET RISK – INTEREST AND EXCHANGE RATE SENSITIVITY

Financial instruments held by the Company include cash equivalents and long-term debt. Based upon the amount of cash equivalents held at February 1, 2004 and the average net amount of cash equivalents that the Company currently anticipates holding during 2004, the Company believes that a change of 100 basis points in interest rates would not have a material effect on the Company's financial position or results of operations. The "Long-Term Debt" note to the consolidated financial statements outlines the principal amounts, interest rates, fair values and other terms required to evaluate the expected sensitivity of interest rate changes on the fair value of the Company's fixed rate long-term debt.

Substantially all of the Company's sales and expenses are currently denominated in United States dollars. However, certain of the Company's operations and license agreements, particularly in the Calvin Klein Licensing segment, expose the Company to fluctuations in foreign currency exchange rates, primarily the rate of exchange of the United States dollar against the Euro and the Yen. Exchange rate fluctuations can cause the United States dollar equivalent of the foreign currency cash flows to vary. This exposure arises as a result of (i) license agreements that require licensees to make royalty and other payments to the Company based on the local currency in which the licensees operate, with the Company bearing the risk of exchange rate fluctuations and (ii) the Company's retail and administrative operations that require cash outflows in foreign currencies. To a certain extent, there is a natural hedge of exchange rate changes in that the foreign license agreements generally produce cash inflows and the foreign retail and administrative operations generally produce cash outflows. The Company may from time to time purchase foreign currency forward exchange contracts to hedge against changes in exchange rates. No forward exchange contracts were held as of February 1, 2004. The Company believes that future exchange rate changes will not have a material effect on the Company's financial condition or results of operations.

SEASONALITY

The Company's business is seasonal, with higher sales and income in the second half of the year, which coincides with the Company's two peak retail selling seasons: the first running from the start of the back to school and Fall selling season beginning in August and continuing through September, and the second being the Christmas selling season beginning with the weekend following Thanksgiving and continuing through the week after Christmas.

Also contributing to the strength of the second half is the high volume of Fall shipments to wholesale customers, which are generally more profitable than Spring shipments. The less profitable Spring selling season at wholesale combines with retail seasonality to make the first quarter weaker than the other quarters. Due to the Calvin Klein acquisition, in particular the impact of the substantial level of royalty and other revenues generated from the Calvin Klein Licensing segment, which tend to be earned more evenly throughout the year, some of this historical seasonality has been moderated in 2003, and additional moderation may occur in the future.

ACCOUNTING POLICIES INVOLVING SIGNIFICANT ESTIMATES

The Company's financial statements are based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. The Company believes that the following are the more critical judgmental areas in the application of the Company's accounting policies that currently affect its financial condition and results of operations:

Sales allowance accrual - The Company has arrangements with many of its department and specialty store customers to support their sales of the Company's products. The Company establishes accruals which, based on a review of the individual customer arrangements and the expected performance of the Company's products in their stores, it believes will be required to satisfy its obligations. It is possible that the accrual estimates could vary from actual results, which would require adjustment to the allowance accruals.

Inventories - The Company states its inventories at the lower of cost or market. When market conditions indicate that inventories may need to be sold below cost, inventories are written down to the estimated net realizable value. The Company believes that all inventory writedowns required at February 1, 2004 have been recorded. If market conditions were to change, it is possible that the required level of inventory reserves would need to be adjusted.

Income taxes - As of February 1, 2004, the Company has deferred tax assets of $54.3 million related to tax loss and credit carryforwards which begin to expire principally in 2008. Realization of these carryforwards is primarily dependent upon the achievement of future taxable income. Based on the extended expiration dates and projections of future taxable income, the Company has determined that realization of these assets is more likely than not. If future changes to market conditions require a change in judgment as to realization, it is possible that material adjustments to these deferred tax assets may be required.

Goodwill and other intangible assets - As discussed in the notes to the consolidated financial statements, in 2002, the Company adopted FASB Statement No. 142. This statement requires, among other things, that goodwill and other indefinitely lived intangible assets no longer be amortized, and instead be tested for impairment based on fair value. An impairment loss could have a material adverse impact on the Company's financial condition and results of operations. Performance of the goodwill impairment tests requires significant judgments regarding the allocation of net assets to the reporting unit level, which is the level at which the impairment tests are required. The determination of whether an impairment exists also depends on, among other factors, the estimated fair value of the reporting units, which itself depends in part on market conditions.

Medical claims accrual - The Company self-insures a significant portion of its employee medical costs. Based on trends and the number of covered employees, the Company records estimates of medical claims which have been incurred but not paid. If actual medical claims varied significantly from these estimates, an adjustment to the medical claims accrual would be required.

Pension benefits - Included in the calculations of expense and liability for the Company's pension plans are various assumptions, including return on assets, discount rate and future compensation increases. Based on these assumptions, and due in large part to decreases in discount rates and the poor performance of U.S. equity markets in 2001 and 2002, the Company has significant unrecognized costs for its pension plans at February 1, 2004. Depending on future asset performance and discount rates, such costs could be required to be amortized in the future which could have a material effect on future pension expense. The Company is currently estimating that its 2004 pension expense will increase by approximately $4.0 million compared with 2003.

Long-lived asset impairment - During the fourth quarter of 2003, the Company determined that the long-lived assets in approximately 200 of its retail outlet stores were not recoverable, which resulted in the Company recording an impairment charge of $9.0 million. In order to calculate the impairment charge, the Company estimated each store's undiscounted future cash flows and the fair value of the related long-lived assets. The undiscounted future cash flows for each store were estimated assuming the 2003 sales trends continued in the future. If different assumptions had been used for future sales trends, the number of impaired stores could have been significantly higher or lower. The fair value of the long-lived assets was estimated based on the Company's experience in disposing of leasehold improvements of stores which it had closed.

Consolidated Income Statements

(in thousands, except per share data)	2003	2002	2001
Net sales	$ 1,438,891	$ 1,393,207	$ 1,421,046
Royalty and other revenues	143,120	11,766	10,846
Total revenues	1,582,011	1,404,973	1,431,892
Cost of goods sold	924,477	873,743	925,662
Gross profit	657,534	531,230	506,230
Selling, general and administrative expenses	601,752	462,195	465,091
Gain on sale of investment	3,496		
Income before interest and taxes	59,278	69,035	41,139
Interest expense	37,476	23,892	24,753
Interest income	1,104	1,163	302
Income before taxes	22,906	46,306	16,688
Income tax expense	8,200	15,869	6,008
Net income	14,706	30,437	10,680
Preferred stock dividends	20,027		
Net income (loss) available to common stockholders	$ (5,321)	$ 30,437	$ 10,680
Basic net income (loss) per common share	$ (0.18)	$ 1.10	$ 0.39
Diluted net income (loss) per common share	$ (0.18)	$ 1.08	$ 0.38

See notes to consolidated financial statements.

Consolidated Balance Sheets

(in thousands, except share and per share data)	February 1, 2004	February 2, 2003
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 132,988	$ 117,121
Accounts receivable, less allowances for doubtful accounts of $5,863 and $2,872	96,691	69,765
Inventories	218,428	230,971
Other, including deferred taxes of $17,164 and $19,404	40,805	33,270
Total Current Assets	488,912	451,127
Property, Plant and Equipment	138,537	142,635
Goodwill	160,391	94,742
Tradenames and Other Intangible Assets	628,773	18,233
Other Assets, including deferred taxes of $32,043 as of February 2, 2003	22,670	64,963
	$ 1,439,283	$ 771,700
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 49,772	$ 40,638
Accrued expenses	133,092	86,801
Total Current Liabilities	182,864	127,439
Long-Term Debt	399,097	249,012
Other Liabilities, including deferred taxes of $178,269 as of February 1, 2004	296,419	123,022
Series B convertible redeemable preferred stock; par value $100 per share; 10,000 shares authorized, issued and outstanding	264,746	
Stockholders' Equity:		
Preferred stock, par value $100 per share; 140,000 shares authorized (125,000 shares designated as Series A; 15,000 shares undesignated); no shares outstanding		
Common stock, par value $1 per share; 100,000,000 shares authorized; shares issued 30,645,744 and 27,812,954	30,646	27,813
Additional capital	155,397	123,645
Retained earnings	145,649	155,525
Accumulated other comprehensive loss	(35,081)	(34,370)
	296,611	272,613
Less: 33,045 and 28,581 shares of common stock held in treasury-at cost	(454)	(386)
Total Stockholders' Equity	296,157	272,227
	$ 1,439,283	$ 771,700

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)	2003	2002	2001
OPERATING ACTIVITIES			
Net income	$ 14,706	$ 30,437	$ 10,680
Adjustments to reconcile to net cash provided by operating activities:			
Depreciation and amortization	28,570	25,678	25,734
Deferred income taxes	3,944	14,203	4,756
Impairment of long-lived assets	12,147		
Changes in operating assets and liabilities:			
Receivables	3,603	13,180	17,888
Inventories	27,039	2,733	39,331
Accounts payable and accrued expenses	(17,316)	13,081	(23,737)
Employer pension contributions	(18,359)	(2,005)	(5,371)
Prepaids and other-net	1,889	7,921	(5,628)
Net Cash Provided By Operating Activities	56,223	105,228	63,653
INVESTING ACTIVITIES			
Purchase of property, plant and equipment	(31,970)	(29,451)	(33,406)
Sale of investment in Gant Company AB, net of related fees	17,234		
Acquisition of Calvin Klein, net of acquired cash	(401,565)		
Contingent purchase price payments to Mr. Klein	(16,955)		
Other acquisitions			(5,600)
Net Cash Used By Investing Activities	(433,256)	(29,451)	(39,006)
FINANCING ACTIVITIES			
Proceeds from issuance of 10% secured term loan	125,000		
Repayment of 10% secured term loan	(125,000)		
Proceeds from issuance of 8⅛% senior unsecured notes, net of related fees	144,696		
Proceeds from issuance of Series B convertible redeemable preferred stock, net of related fees	249,250		
Proceeds from revolving line of credit	16,500		58,300
Payments on revolving line of credit	(16,500)		(58,300)
Exercise of stock options	3,577	1,985	2,845
Acquisition of treasury shares	(68)	(60)	
Cash dividends on common stock	(4,555)	(4,160)	(4,136)
Net Cash Provided (Used) By Financing Activities	392,900	(2,235)	(1,291)
Increase in cash	15,867	73,542	23,356
Cash at beginning of period	117,121	43,579	20,223
Cash at end of period	$ 132,988	$ 117,121	$ 43,579

See notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

(in thousands, except share data)	Common Stock Shares	Common Stock $1 par Value	Additional Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Stockholders' Equity
FEBRUARY 4, 2001	27,428,108	$27,428	$118,755	$122,704		$(326)	$268,561
Net income				10,680			10,680
Minimum pension liability, net of tax benefit of $7,700					$(12,500)		(12,500)
Total comprehensive loss							(1,820)
Stock options exercised	218,064	218	2,627				2,845
Tax benefit from exercise of stock options			277				277
Cash dividends on common stock				(4,136)			(4,136)
FEBRUARY 3, 2002	27,646,172	27,646	121,659	129,248	(12,500)	(326)	265,727
Net income				30,437			30,437
Minimum pension liability, net of tax benefit of $13,300					(21,870)		(21,870)
Total comprehensive income							8,567
Stock options exercised	166,782	167	1,818				1,985
Tax benefit from exercise of stock options			168				168
Cash dividends on common stock				(4,160)			(4,160)
Acquisition of 3,954 treasury shares						(60)	(60)
FEBRUARY 2, 2003	27,812,954	27,813	123,645	155,525	(34,370)	(386)	272,227
Net income				14,706			14,706
Minimum pension liability, net of tax benefit of $400					(530)		(530)
Foreign currency translation adjustments, net of tax benefit of $111					(181)		(181)
Total comprehensive income							13,995
Stock options exercised	296,864	297	3,280				3,577
Tax benefit from exercise of stock options			371				371
Issuance of common stock and warrant related to Calvin Klein acquisition	2,535,926	2,536	28,101				30,637
Cash dividends on common stock				(4,555)			(4,555)
Preferred stock dividends				(20,027)			(20,027)
Acquisition of 4,464 treasury shares						(68)	(68)
FEBRUARY 1, 2004	30,645,744	$30,646	$155,397	$145,649	$(35,081)	$(454)	$296,157

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(dollar and share amounts in thousands, except per share data)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements include the accounts of Phillips-Van Heusen Corporation and its subsidiaries, taken as a whole (the "Company"). Significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from the estimates.

Fiscal Year - Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences. Results for 2003, 2002 and 2001 represent the 52 weeks ended February 1, 2004, February 2, 2003 and February 3, 2002, respectively.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Goodwill and Intangible Assets - In 2002, the Company adopted FASB Statement No. 142, "Goodwill and Other Intangible Assets." This standard requires that goodwill and other indefinitely lived intangible assets not be amortized, but instead be tested for impairment. Goodwill is tested for impairment annually, and between annual tests if an event occurs or circumstances change that would indicate the carrying amount may be impaired. Impairment testing for goodwill is done at a reporting unit level. Under FASB Statement No. 142, reporting units are defined as an operating segment or one level below the operating segment, called a component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. Under these criteria, as of February 1, 2004, the Company had nine reporting units. The Company's goodwill relates to and is directly assigned to three of its reporting units. An impairment loss would be recognized when the carrying amount of the reporting unit's net assets exceeds the estimated fair value of the reporting unit and the carrying amount of reporting unit goodwill is determined to exceed the implied fair value of that goodwill. The estimated fair value of a reporting unit is calculated based on the reporting unit's percentage contribution of earnings to the Company and applied to the estimated fair market value of the Company.

Indefinitely lived intangible assets not subject to amortization are tested for impairment annually, and between annual tests if an event occurs or circumstances change that would indicate that the carrying amount may be impaired. Intangible assets with a definite life, which are thus subject to amortization, are tested for impairment whenever events or circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss would be recognized when the carrying amount of the asset exceeds the fair value of the asset, which is determined using the estimated undiscounted cash flows associated with the asset's use. The amount of the impairment loss to be recorded is calculated by the excess of the asset's carrying value over its fair value.

No impairment of goodwill or other intangible assets resulted from the Company's required annual impairment tests in 2003 and 2002.

Asset Impairments - The Company reviews for and records impairment losses on long-lived assets (excluding goodwill and other indefinitely lived intangible assets) in accordance with FASB Statement No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company records impairment losses when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by the related assets are less than the carrying amounts of those assets.

Notes to Consolidated Financial Statements (continued)

Inventories - Inventories, comprised principally of finished goods, are stated at the lower of cost or market. Cost for certain apparel inventories of $116,353 (2003) and $121,129 (2002) is determined using the last-in, first-out method (LIFO). Cost for all other inventories is determined using the first-in, first-out method (FIFO). At February 1, 2004 and February 2, 2003, no LIFO reserve was recorded because LIFO cost approximated FIFO cost.

Property, Plant and Equipment - Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the related assets on a straight-line basis. The range of useful lives is as follows: Buildings and building improvements: 15-40 years; machinery, software and equipment: 3-10 years; furniture and fixtures: 7-10 years. Leasehold improvements are amortized using the straight-line method over the lesser of the term of the related lease or the estimated useful life of the asset. Major additions and betterments are capitalized, and repairs and maintenance are charged to operations in the period incurred.

Contributions from Landlords - The Company receives build out contributions from landlords primarily as an incentive for the Company to lease retail store space from the landlords. Such amounts are amortized as a reduction of rent expense over the life of the related lease.

Fair Value of Financial Instruments - Using discounted cash flow analyses, the Company estimates that the fair value of all financial instruments approximates their carrying value, except as noted in the note entitled "Long-Term Debt."

Revenue Recognition - Sales are recognized upon shipment of products to customers since title passes upon shipment and, in the case of sales by the Company's outlet stores, when goods are sold to consumers. Allowances for estimated returns and discounts are provided when sales are recorded. Royalty revenue, including licensee contributions toward advertising, is recognized when licensed products are sold by the Company's licensees. For licensees whose sales are not expected to exceed contractual sales minimums, royalty revenue is recognized based on contractual minimums.

Advertising - Advertising costs are expensed as incurred and are included in selling, general and administrative expenses. Included in advertising expenses are costs associated with cooperative advertising programs, under which the Company generally shares the cost of a customer's advertising expenditures. Advertising expenses totalled $77,013 (2003), $33,544 (2002) and $33,132 (2001). Advertising expenses increased significantly in 2003 due to advertising and promotion associated with Calvin Klein, which the Company acquired on February 12, 2003.

Shipping and Handling Fees and Costs - Shipping and handling fees billed to customers are included in net sales. Internal and external shipping and handling costs are included in cost of sales. Such costs include inbound freight costs, purchasing and receiving costs, inspection costs, internal transfer costs and other product procurement related charges.

Cost of Sales and Selling, General and Administrative Expenses - Costs associated with the production and procurement of product are included in cost of sales, including inbound freight costs, purchasing and receiving costs, inspection costs, internal transfer costs and other product procurement related charges. All other expenses, excluding interest and income taxes, are included in selling, general and administrative expenses, including warehousing and distribution expenses as the predominant expenses associated therewith are general and administrative in nature, including rent, utilities and payroll.

Reclassifications - For comparative purposes, certain prior period amounts have been reclassified to conform to the current period's presentation.

Derivative Financial Investments - The Company from time to time purchases foreign currency forward exchange contracts to hedge against changes in exchange rates. Forward exchange contracts are not held for the purpose of trading or speculation. The Company classifies such contracts as cash flow hedges because the principal terms of the forward exchange contracts are the same as the underlying forecasted foreign currency cash flows. Therefore, changes in the fair value of the forward contracts should be highly effective in offsetting changes in the expected foreign currency cash flows, and accordingly, changes in the fair value of forward exchange contracts are recorded in accumulated other comprehensive loss until the contracts mature. At February 1, 2004 and February 2, 2003, the Company owned no forward exchange contracts, and thus no amounts are recorded in accumulated other comprehensive loss.

Stock-Based Compensation - The Company accounts for its stock options under the intrinsic value method of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure requirements of FASB Statement No. 123, "Accounting for Stock-Based Compensation," as amended by FASB Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." Under APB Opinion No. 25, the Company does not recognize compensation expense because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant.

The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of FASB Statement No. 123:

	2003	2002	2001
Net income - as reported	$ 14,706	$ 30,437	$ 10,680
Deduct: Stock-based employee compensation expense determined under fair value method, net of related tax effects	3,385	3,368	2,998
Net income - as adjusted	$ 11,321	$ 27,069	$ 7,682
Net income (loss) per common share:			
Basic - as reported	$ (0.18)	$ 1.10	$ 0.39
Diluted - as reported	$ (0.18)	$ 1.08	$ 0.38
Basic - as adjusted	$ (0.29)	$ 0.98	$ 0.28
Diluted - as adjusted	$ (0.29)	$ 0.97	$ 0.28

The assumptions used to calculate the fair value of stock options at their grant dates are presented in the note entitled "Stockholders' Equity."

Notes to Consolidated Financial Statements (continued)

ACQUISITION OF CALVIN KLEIN

On February 12, 2003, the Company purchased all of the issued and outstanding stock of Calvin Klein, Inc. and certain affiliated companies. The Company paid $401,565 in cash, net of $6,435 cash acquired, and issued 2,536 shares of the Company's common stock, valued at $30,000, in connection with the acquisition. The purchase price also included, in consideration of Mr. Klein's sale to the Company of all of his rights under a design services letter agreement with Calvin Klein, Inc., a nine-year warrant in favor of Mr. Klein to purchase 320 shares of the Company's common stock at $28.00 per share, which the Company has valued at $637 based on the Black-Scholes model, and contingent purchase price payments for 15 years based on 1.15% of total worldwide net sales of products bearing any of the *Calvin Klein* brands. Such contingent purchase price payments are charged to goodwill. The Company and the former stockholders of the acquired entities are in the process of finalizing the closing date net book value of the acquired entities, thus the amount paid is subject to adjustment.

Please see the notes entitled "Convertible Redeemable Preferred Stock," "Goodwill and Other Intangible Assets," "Long-Term Debt" and "Noncash Investing and Financing Transactions" in relation to the acquisition.

If the acquisition, including the issuance of convertible redeemable preferred stock, had occurred on the first day of fiscal 2002 instead of on February 12, 2003, the Company's proforma consolidated results of operations would have been:

		2003		2002
Total revenues	$	1,586,575	$	1,576,965
Net income	$	14,336	$	37,959
Basic net income (loss) per common share	$	(0.20)	$	0.59
Diluted net income (loss) per common share	$	(0.20)	$	0.58

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Current assets, including acquired cash of $6,435	$	55,687
Intangible assets		610,600
Other non-current assets		4,592
Total assets acquired	$	670,879
Current liabilities	$	72,581
Deferred taxes		208,355
Total liabilities assumed	$	280,936
Net assets acquired	$	389,943

In connection with the acquisition, the Company recorded a liability of $19,724 in accordance with EITF 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination," principally related to severance and termination benefits for certain employees of the acquired entities and lease and other contractual obligations related to certain facilities which the Company no longer operates. Through 2003, $9,607 was charged to this liability, leaving $10,117 in this liability at February 1, 2004.

In connection with the acquisition, the Company recorded $48,694 in goodwill. Included in intangible assets are tradenames valued at $524,000, perpetual license rights valued at $86,000 and a covenant not to compete valued at $600, which the Company recorded based upon third-party valuations. In addition, the Company recorded a deferred tax liability of $231,800 in relation to the acquisition of the tradenames and perpetual license rights.

EARNINGS PER SHARE

The Company computed its basic and diluted net income (loss) per common share as follows:

	2003	2002	2001
Net income	$ 14,706	$ 30,437	$ 10,680
Less: Preferred stock dividends	20,027		
Net income (loss) available to common stockholders for basic and diluted net income (loss) per common share	$ (5,321)	$ 30,437	$ 10,680
Weighted average common shares outstanding for basic net income (loss) per common share	30,314	27,770	27,595
Impact of dilutive employee stock options		395	452
Total shares for diluted net income (loss) per common share	30,314	28,165	28,047
Basic net income (loss) per common share	$ (0.18)	$ 1.10	$ 0.39
Diluted net income (loss) per common share	$ (0.18)	$ 1.08	$ 0.38

Options to purchase 1,334; 2,159 and 1,499 shares of common stock were excluded from the computation of diluted net income (loss) per common share for 2003, 2002 and 2001, respectively, because the options were not dilutive. In addition, employee stock options to purchase 695 common shares, which would have been dilutive had net income available to common stockholders been positive, were excluded from the computation of diluted net loss per common share for 2003 because 2003 net income available to common stockholders was a loss; the inclusion of such dilutive stock options thereof would have been antidilutive to the net loss per share computation. Conversion of the Company's convertible redeemable preferred stock into approximately 17,930 common shares outstanding for 2003 was not assumed because the inclusion thereof would have been antidilutive.

Notes to Consolidated Financial Statements (continued)

SALE OF INVESTMENT

In the second quarter of 2003, the Company sold its minority interest in Gant Company AB for $17,234, net of related fees, which resulted in a one-time pre-tax gain of $3,496.

INCOME TAXES

Income taxes consist of:

	2003	2002	2001
Federal:			
Deferred	$ 3,944	$ 14,203	$ 4,284
State, foreign and local:			
Current	4,256	1,666	1,252
Deferred			472
	$ 8,200	$ 15,869	$ 6,008

Taxes paid were $4,389 (2003), $1,197 (2002) and $1,454 (2001).

The approximate tax effect of items giving rise to the deferred income tax asset (liability) recognized in the Company's balance sheets is as follows:

	2003	2002
Depreciation and amortization	$ (14,909)	$ (19,343)
Employee compensation and benefits	14,324	16,796
Tax loss and credit carryforwards	54,265	32,983
Minimum pension liability	21,400	21,000
Book versus tax basis difference related to identifiable intangible assets	(231,800)	
Acquisition costs	(3,472)	(541)
Other-net	(913)	552
	$ (161,105)	$ 51,447

Included in the tax loss and credit carryforwards at the end of 2003 is $7,988 of alternative minimum tax credits which never expire. The balance of the tax loss and credit carryforwards expires principally between 2008 and 2023.

A reconciliation of the statutory Federal income tax to the income tax expense is as follows:

	2003	2002	2001
Statutory 35% Federal tax	$ 8,017	$ 16,207	$ 5,841
State, foreign and local income and withholding taxes, net of Federal income tax benefit	3,903	1,082	1,019
U.S. Federal tax credit for foreign withholding taxes	(3,233)	(337)	(264)
Other-net	(487)	(1,083)	(588)
Income tax expense	$ 8,200	$ 15,869	$ 6,008

The foreign and domestic components of income (loss) before provision for income taxes were as follows:

	2003	2002	2001
Domestic	$ 33,249	$ 46,306	$ 16,688
Foreign	(10,343)		
	$ 22,906	$ 46,306	$ 16,688

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, at cost, are summarized as follows:

	2003	2002
Land	$ 1,090	$ 1,139
Buildings and building improvements	26,036	28,004
Machinery, software and equipment	142,493	131,733
Furniture and fixtures	81,295	94,313
Leasehold improvements	70,303	73,350
	321,217	328,539
Less: Accumulated depreciation and amortization	(182,680)	(185,904)
	$ 138,537	$ 142,635

Notes to Consolidated Financial Statements (continued)

LONG-TERM DEBT

Long-term debt is as follows:

	2003	2002
9½% senior subordinated notes due 2008	$ 149,596	$ 149,521
7¾% debentures due 2023	99,501	99,491
8⅛% senior unsecured notes due 2013	150,000	
	$ 399,097	$ 249,012

The Company issued $150,000 of 9½% senior subordinated notes due 2008 on April 22, 1998 with a yield to maturity of 9.58%. Interest is payable semi-annually. On February 18, 2004, the Company issued $150,000 of senior unsecured notes due 2011. The notes accrue interest at the rate of 7¼% per annum, which is payable semi-annually. The Company used the net proceeds of the issuance of the 7¼% senior unsecured notes and available cash to purchase and redeem its 9½% senior subordinated notes due 2008. In connection with the 7¼% senior unsecured notes, the Company must maintain, among other things, a certain interest coverage ratio in order to make restricted payments, as defined in the indenture governing the notes, including cash dividends.

The Company issued $100,000 of 7¾% debentures due 2023 on November 15, 1993 with a yield to maturity of 7.80%. Interest is payable semi-annually. Based on current market conditions, the Company estimates that the fair value of these debentures on February 1, 2004, using discounted cash flow analyses, was approximately $77,700. In connection with the debentures, the Company must maintain a certain level of stockholders' equity in order to make restricted payments, as defined in the indenture governing the debentures, including cash dividends.

In connection with the Calvin Klein acquisition, the Company entered into a 10% secured term loan agreement for $125,000 with affiliates of Apax Managers, Inc. and Apax Partners Europe Managers Limited (collectively, "Apax"). The Company borrowed $100,000 in connection with the closing of the Calvin Klein acquisition and borrowed the remaining $25,000 on March 14, 2003. On May 5, 2003, the Company issued $150,000 of senior unsecured notes due 2013. The net proceeds of the offering after related fees were $144,696. The Company used the net proceeds of the offering to repay the $125,000 10% secured term loan from Apax, plus accrued interest. The notes accrue interest at the rate of 8⅛% per annum, which is payable semi-annually. Based on current market conditions, the Company estimates that the fair value of these notes on February 1, 2004, using discounted cash flow analyses, was approximately $148,400. In connection with the notes, the Company must maintain, among other things, a certain interest coverage ratio in order to make restricted payments, as defined in the indenture governing the notes, including cash dividends.

The Company has a secured revolving credit facility which provides for revolving credit borrowings, as well as the issuance of letters of credit. The Company may, at its option, borrow and repay amounts up to a maximum of $325,000 under both the revolving credit borrowings and the issuance of letters of credit. Borrowing spreads and letters of credit fees are based on spreads above Eurodollar and other available interest rates, with the spreads changing based upon a pricing grid. For example, revolving credit spreads range from 175 to 275 basis points over Eurodollar loan rates and 100 to 200 basis points on outstanding letters of credit. All outstanding borrowings and letters of credit under this credit facility are due October 17, 2007. As of February 1, 2004, the Company had no borrowings and $139,187 outstanding letters of credit under this facility.

In connection with the revolving credit facility and the 7¾% debentures due 2023, substantially all of the Company's assets have been pledged as collateral.

Interest paid was $32,993 (2003), $23,782 (2002) and $24,805 (2001).

As a result of the Company's issuance of $150,000 7¼% senior unsecured notes on February 18, 2004 and the subsequent redemption of its $150,000 9½% senior subordinated notes, there are no scheduled maturities of long-term debt until 2011.

STOCKHOLDERS' EQUITY

Preferred Stock Rights - On June 10, 1986, the Company's Board of Directors declared a distribution of one Right (the "Rights") to purchase Series A Cumulative Participating Preferred Stock, par value $100 per share, for each outstanding share of common stock. As a result of subsequent stock splits, each outstanding share of common stock now carries with it one-fifth of one Right.

Under certain circumstances, each Right will entitle the registered holder to acquire from the Company one one-hundredth (1/100) of a share of said Series A Preferred Stock at an exercise price of $100 per fractional share. The Rights will be exercisable, except in certain circumstances, commencing ten days following a public announcement that (i) a person or group has acquired or obtained the right to acquire 20% or more of the common stock, in a transaction not approved by the Board of Directors or (ii) a person or group has commenced or intends to commence a tender offer for 30% or more of the common stock (the "Distribution Date").

If the Company is the surviving corporation in a merger or other business combination then, under certain circumstances, each holder of a Right will have the right to receive upon exercise the number of shares of common stock having a market value equal to two times the exercise price of the Right.

In the event the Company is not the surviving corporation in a merger or other business combination, or more than 50% of the Company's assets or earning power is sold or transferred, each holder of a Right will have the right to receive upon exercise the number of shares of common stock of the acquiring company having a market value equal to two times the exercise price of the Right.

At any time prior to the close of business on the Distribution Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.05 per Right. The rights are currently scheduled to expire on June 16, 2006.

Stock Options - Under the Company's stock option plans, non-qualified and incentive stock options ("ISOs") may be granted. Options are granted with an exercise price equal to the closing price of the common stock on the trading date immediately preceding the date of grant. ISOs and non-qualified options granted have a ten-year duration. Depending upon which plan options have been granted under, options are cumulatively exercisable in either three installments commencing three years after the date of grant or in four installments commencing one year after the date of grant.

For purposes of the required disclosure requirements of FASB Statement No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," as illustrated in the Summary of Significant Accounting Policies, the Company estimated the fair value of stock options granted at the date of grant using the Black-Scholes model. The estimated fair value of the options is then amortized to expense over the options' vesting period.

Notes to Consolidated Financial Statements (continued)

The following summarizes the assumptions used to estimate the fair value of stock options granted in each year:

	2003	2002	2001
Risk-free interest rate	3.48%	4.75%	5.30%
Expected option life	6 Years	7 Years	7 Years
Expected volatility	29.5%	30.4%	30.7%
Expected dividends per share	$ 0.15	$ 0.15	$ 0.15
Weighted average estimated fair value per share of options granted	$ 3.79	$ 5.55	$ 5.17

Other data with respect to stock options follows:

	Shares	Option Price Per Share	Weighted Average Price Per Share
Outstanding at February 4, 2001	4,017	$ 6.81 - $ 31.63	$ 11.99
Granted	922	9.65 - 17.40	13.43
Exercised	218	9.38 - 14.75	13.05
Cancelled	315	9.00 - 16.50	13.46
Outstanding at February 3, 2002	4,406	6.81 - 31.63	12.13
Granted	894	10.61 - 15.72	14.80
Exercised	167	7.50 - 14.75	11.90
Cancelled	267	9.38 - 22.38	12.33
Outstanding at February 2, 2003	4,866	6.81 - 31.63	12.62
Granted	1,038	12.34 - 16.70	12.55
Exercised	297	6.81 - 15.13	12.05
Cancelled	284	9.38 - 31.63	13.09
Outstanding at February 1, 2004	5,323	$ 6.81 - $ 27.88	$ 12.61

Additional information regarding stock options outstanding at February 1, 2004 follows:

Range of Exercise Prices Per Share	Number of Shares Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price Per Share of Options Outstanding	Number of Shares Exercisable	Weighted-Average Exercise Price Per Share of Exercisable Options
$ 6.81 - $ 9.94	1,211	5.9	$ 9.46	870	$ 9.41
$ 10.90 - $13.16	1,842	5.1	12.66	992	12.94
$ 13.40 - $14.50	1,341	6.0	13.79	855	13.90
$ 14.55 - $17.40	928	7.1	14.92	356	14.84
$ 27.88	1	0.4	27.88	1	27.88
	5,323	5.8	$ 12.61	3,074	$ 12.43

Stock options available for grant at February 1, 2004 and February 2, 2003 amounted to 5,624 and 1,007 shares, respectively.

LEASES

The Company leases retail stores, manufacturing facilities, warehouses, showrooms, office space and equipment. The leases generally are renewable and provide for the payment of real estate taxes and certain other occupancy expenses. Retail store leases generally provide for the payment of percentage rentals based on store sales and other costs associated with the leased property.

At February 1, 2004, minimum annual rental commitments under non-cancellable operating leases, including leases for new retail stores which had not begun operating at February 1, 2004, are as follows:

2004	$ 69,914
2005	51,186
2006	38,526
2007	29,822
2008	23,288
Thereafter	80,469
Total minimum lease payments	$ 293,205

Rent expense is as follows:

	2003	2002	2001
Minimum	$ 75,626	$ 65,843	$ 65,010
Percentage and other	14,015	13,009	11,138
	$ 89,641	$ 78,852	$ 76,148

Notes to Consolidated Financial Statements (continued)

RETIREMENT AND BENEFIT PLANS

The Company has noncontributory, defined benefit pension plans covering substantially all U.S. employees meeting certain age and service requirements. For those vested (after five years of service), the plans provide monthly benefits upon retirement based on career compensation and years of credited service. It is the Company's policy to fund pension cost annually in an amount consistent with Federal law and regulations.

The Company and its domestic subsidiaries also provide certain postretirement health care and life insurance benefits. Employees become eligible for these benefits if they reach retirement age while working for the Company. Retirees contribute to the cost of this plan, which is unfunded. During 2002, the postretirement plan was amended to eliminate benefits for active participants who, as of January 1, 2003, had not attained age 55 and 10 years of service.

The measurement date used to determine pension and postretirement measurements for the pension plans and postretirement plan for each year is December 31.

Following is a reconciliation of the changes in the projected benefit obligation for each of the last two years:

	Pension Plans		Postretirement Plan	
	2003	2002	2003	2002
Beginning of year	$ 172,934	$ 148,960	$ 35,670	$ 37,408
Service cost	3,982	3,211		67
Interest cost	11,514	10,998	2,444	2,012
Benefit payments, net	(8,388)	(8,822)	(2,667)	(2,494)
Actuarial loss	14,713	18,587	3,550	7,974
Plan amendments				(9,297)
End of year	$ 194,755	$ 172,934	$ 38,997	$ 35,670

The accumulated benefit obligation for the pension plans was $186,112 and $162,634 at the end of 2003 and 2002, respectively.

Following is a reconciliation of the fair value of the assets held by the Company's pension plans for each of the last two years:

	2003	2002
Beginning of year	$ 111,658	$ 123,187
Actual return	22,031	(8,239)
Benefits paid, net	(8,388)	(8,822)
Company contributions	1,791	5,532
End of year	$ 127,092	$ 111,658

The following table illustrates the percentage of the fair value of total pension plan assets for each major category:

	2003	2002
U.S. equities	61%	40%
International equities	11%	10%
Fixed income investments	27%	49%
Other (including cash)	1%	1%
	100%	100%

The pension plan assets are invested with the objective of being able to meet current and future benefit payment needs, while controlling pension expense volatility and future contributions. Plan assets are diversified among U.S. equities, international equities, fixed income investments and cash. The strategic target allocation is approximately 55% U.S. equities, 15% international equities and 30% fixed income investments.

Net benefit cost recognized in each of the last three years is as follows:

	Pension Plans			Postretirement Plan		
	2003	2002	2001	2003	2002	2001
Service cost, including expenses	$ 4,156	$ 3,371	$ 2,997		$ 67	$ 669
Interest cost	11,514	10,998	10,474	$ 2,444	2,012	2,677
Amortization of net loss	3,867	161	112	1,166	388	339
Amortization of transition (asset) obligation		(21)	(40)			273
Expected return on plan assets	(11,796)	(12,393)	(11,949)			
Amortization of prior service cost	1,856	1,949	2,140	(444)	(444)	104
	$ 9,597	$ 4,065	$ 3,734	$ 3,166	$ 2,023	$ 4,062

Notes to Consolidated Financial Statements (continued)

Following is a reconciliation of the projected benefit obligation at the end of each of the last two years to the amounts recognized on the balance sheet:

	Pension Plans		Postretirement Plan	
	2003	2002	2003	2002
Projected benefit obligation at year-end	$ 194,755	$ 172,934	$ 38,997	$ 35,670
Unrecognized prior service cost	(3,569)	(5,412)	4,879	5,323
Unrecognized losses	(64,948)	(65,567)	(18,052)	(15,651)
Employer contributions made after 12/31/03	(17,612)			
Minimum pension liability	56,300	55,370		
Plan assets at fair value	(127,092)	(111,658)		
Amount recognized in other liabilities	$ 37,834	$ 45,667	$ 25,824	$ 25,342

The Company currently estimates that in 2004, it will contribute approximately $10,000 to the pension plans and make postretirement claim payments of approximately $3,100 to the postretirement plan.

The health care cost trend rate assumed for 2004 is 10.0% and is assumed to decrease by 0.5% per year through 2014. Thereafter, the rate assumed is 5.0%. If the assumed health care cost trend rate increased or decreased by 1%, the aggregate effect on the service and interest cost components of the net postretirement benefit cost for 2003 and on the postretirement projected benefit obligation at February 1, 2004 would be as follows:

	1% Increase	1% Decrease
Impact on service and interest cost	$ 202	$ (177)
Impact on year-end projected benefit obligation	$ 3,443	$ (2,990)

Significant rate assumptions used in determining the projected benefit obligations at the end of each year and benefit cost in the following year, were as follows:

	2003	2002	2001
Discount rate	6.25%	6.75%	7.50%
Rate of increase in compensation levels (applies to pension plans only)	4.00%	4.00%	4.00%
Long-term rate of return on assets	8.25%	8.75%	9.00%

To develop the expected long-term rate of return on assets assumption, the Company considered the current level of expected returns on risk free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio.

The Company has an unfunded supplemental defined benefit plan covering 23 current and retired executives under which the participants will receive a predetermined amount during the 10 years following the attainment of age 65, provided that prior to the termination of employment with the Company, the participant has been in the plan for at least 10 years and has attained age 55. At February 1, 2004 and February 2, 2003, $15,789 and $14,471, respectively, are included in other liabilities as the accrued cost of this plan.

The Company has a savings and retirement plan and a supplemental savings plan for the benefit of its eligible employees who elect to participate. The Company matches a portion of employee contributions to the plans. Matching contributions were $3,863 (2003), $3,061 (2002) and $3,082 (2001).

CONVERTIBLE REDEEMABLE PREFERRED STOCK

In connection with the Calvin Klein acquisition, the Company issued to Apax $250,000 of convertible redeemable preferred stock. The cash proceeds from this issuance after related fees were $249,250. The convertible redeemable preferred stock has a conversion price of $14.00 per share and a dividend rate of 8% per annum, payable quarterly, in cash. If the Company elects not to pay a cash dividend for any quarter, then the convertible redeemable preferred stock will be treated for purposes of the payment of future dividends and upon conversion, redemption or liquidation as if an in-kind dividend had been paid. As of February 1, 2004, the liquidation preference of the convertible redeemable preferred stock was $264,746, as the Company elected not to pay cash dividends for each of the first three quarters of 2003 but did declare a cash dividend in the fourth quarter of 2003 that was paid in the first quarter of 2004. Conversion may occur any time at Apax's option. Conversion may occur at the Company's option on or after February 12, 2007, if the market value of the Company's common stock equals or exceeds 225% of the conversion price then in effect for 60 consecutive days. Apax can require the Company to redeem for cash all of the then outstanding shares of convertible redeemable preferred stock on or after November 1, 2013. On all matters put to a vote to holders of common stock, each holder of shares of the convertible redeemable preferred stock is entitled to the number of votes equal to the number of shares that would be issued upon conversion of the convertible redeemable preferred stock into common stock.

Notes to Consolidated Financial Statements (continued)

GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for 2003, by segment, are as follows:

	Apparel and Related Products	Calvin Klein Licensing	Total
Balance as of February 2, 2003	$ 94,742		$ 94,742
Goodwill recorded related to Calvin Klein acquisition		$ 48,694	48,694
Contingent purchase price payments to Mr. Klein		16,955	16,955
Balance as of February 1, 2004	$ 94,742	$ 65,649	$ 160,391

The goodwill recorded related to the Calvin Klein acquisition is not expected to be tax deductible.

Intangible assets subject to amortization consist of the following:

	2003		
	Gross Carrying Amount	Accumulated Amortization	Net
Covenant not to compete	$ 600	$ 60	$ 540

Amortization expense of the covenant not to compete was $60 in 2003, and is expected to be $60 in each of the next nine years.

Intangible assets not subject to amortization consist of the following:

	2003	2002
Tradenames	$ 542,233	$ 18,233
Perpetual license rights	86,000	
Total	$ 628,233	$ 18,233

At the end of 2003, accumulated amortization was $16,849 for goodwill and $527 for other intangible assets. At the end of each of 2002 and 2001, accumulated amortization was $16,849 for goodwill and $467 for other intangible assets.

If goodwill and other indefinitely lived intangible assets had not been amortized in 2001, the Company's adjusted net income and earnings per share would have been as follows:

	Net Income	Basic Net Income Per Common Share	Diluted Net Income Per Common Share
As reported	$ 10,680	$ 0.39	$ 0.38
Amortization of goodwill and other indefinitely lived intangible assets, net of tax	2,849	0.10	0.10
As adjusted	$ 13,529	$ 0.49	$ 0.48

OTHER ACQUISITIONS

Costs associated with other acquisitions on the Consolidated Statements of Cash Flows for 2001 consist principally of certain inventory purchases related to the Company entering into a license to market dress shirts and sportswear under the *Arrow* brand and its acquisition of the license to market dress shirts under the *Kenneth Cole* brands on July 24, 2000.

COMPONENTS OF ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table sets forth the detail of accumulated other comprehensive loss, net of related taxes:

	2003	2002
Minimum pension liability adjustment	$ (34,900)	$ (34,370)
Foreign currency translation adjustments	(181)	
	$ (35,081)	$ (34,370)

ASSET IMPAIRMENTS, RESTRUCTURING, ACTIVITY EXIT COSTS AND OTHER CHARGES

Licensing the Bass Wholesale Business

In the fourth quarter of 2003, the Company announced the licensing of the *Bass* brand for wholesale distribution of footwear to Brown Shoe Company, Inc. and the Company's exiting of the wholesale footwear business. In connection with exiting the wholesale footwear business, the Company is relocating its retail footwear operations from South Portland, Maine to its New York, New York and Bridgewater, New Jersey offices. The Company is accounting for these actions under FASB Statement No. 146, "Accounting for Costs Associated with Exit and Disposal Activities."

Notes to Consolidated Financial Statements (continued)

Costs associated with these activities are as follows:

	Total Expected to be Incurred	Incurred in 2003	Liability at 2/1/04
Severance and termination benefits	$ 7,306	$ 1,709	$ 1,660
Long-lived asset impairments	3,130	3,130	
Inventory liquidation costs	3,407	3,407	
Lease termination costs	2,200		
Other wholesale footwear exit costs	4,244	1,353	
Relocation of retail operations costs	5,633		
Total	$ 25,920	$ 9,599	$ 1,660

The expected lease termination costs relate to the Company's facility in South Portland, Maine. Under FASB Statement No. 146, such costs will be recorded based on their fair value at the earlier of when an agreement is reached to terminate the lease, or when the facility ceases to be used. The Company presently expects to cease using the facility in the third quarter of 2004. The long-lived asset impairments relate principally to leasehold improvements in the South Portland, Maine facility and to various information systems that specifically supported the Company's wholesale footwear business. Costs associated with severance and termination benefits, long-lived asset impairments and other wholesale footwear exit costs are included in selling, general and administrative expenses of the Apparel and Related Products segment. Inventory liquidation costs are included in cost of goods sold of the Apparel and Related Products segment.

Retail Store Asset Impairment and Store Closings

Over the last two years, the Company's retail factory outlet stores have been under significant competitive pressure, which has resulted in negative same store sale comparisons and reduced overall profitability. This condition was an impairment indicator which caused the Company to evaluate its portfolio of stores to determine whether the net book value of the long-lived assets within the stores, principally leasehold improvements, was recoverable.

Based on this evaluation, during the fourth quarter of 2003, the Company determined that the long-lived assets in approximately 200 stores were not recoverable, which resulted in the Company recording an impairment of $9,017. This determination was made by comparing each store's expected undiscounted future cash flows to the carrying amount of the long-lived assets, and for each store in which the long-lived assets were not deemed recoverable, the net book value of the long-lived assets in excess of the fair value was written off. Fair value was estimated based on the Company's past experience in disposing of leasehold improvements of stores which it has closed.

In connection with the recording of the impairment of long-lived assets, the Company determined it would close a significant number of the impaired stores. Severance and lease termination costs for these actions are expected to total approximately $4,800, of which $2,123 was incurred in 2003. Of the $2,123, approximately $1,500 is included in accrued expenses as of February 1, 2004.

The charges for the asset impairment and severance and lease termination costs are included in selling, general and administrative expenses of the Apparel and Related Products segment.

2001 Restructuring and Other Charges

In the fourth quarter of 2001, the Company recorded restructuring and other charges of $21,000 related to streamlining certain corporate and divisional operations, exiting three dress shirt manufacturing facilities and liquidating related dress shirt inventories. These charges were accounted for under EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." While EITF Issue No. 94-3 was nullified by FASB Statement No. 146 in 2002, the Company has appropriately continued to account for this charge under the accounting and disclosure rules of EITF Issue No. 94-3.

The cost components of the charges are as follows:	
Termination benefits for approximately 1,200 employees	$ 8,900
Inventory liquidations included in cost of goods sold	5,400
Lease terminations and other exit obligations	5,200
Asset write-offs	1,500
	$ 21,000

Other than inventory liquidations which were charged to cost of goods sold, all of the charges were included in selling, general and administrative expenses.

The actions related to these charges have been completed by the Company as planned. However, due to the extended terms of certain contractual obligations associated with these actions, $900 remains in this liability as of February 1, 2004. These obligations will be paid in 2004.

NONCASH INVESTING AND FINANCING TRANSACTIONS

Omitted from the Company's Investing Activities and Financing Activities sections of the Consolidated Statements of Cash Flows for 2003 were certain noncash transactions related to the Calvin Klein acquisition. As part of the purchase price, the Company issued shares of its common stock, valued at $30,000, to the selling shareholders. In addition, the Company issued a nine-year warrant to purchase the Company's common stock to Mr. Klein, valued at $637. Please see the note entitled "Acquisition of Calvin Klein."

Excluded from the Financing Activities section of the Consolidated Statements of Cash Flows for 2003 were preferred dividends of $20,027, as the Company elected not to pay a cash dividend in each of the first three quarters of 2003, and declared a cash dividend in the fourth quarter of 2003 that was paid in the first quarter of 2004, on the Company's convertible redeemable preferred stock that was issued to finance the acquisition. Please see the note entitled "Convertible Redeemable Preferred Stock."

Notes to Consolidated Financial Statements (continued)

SEGMENT DATA

The Calvin Klein acquisition has impacted significantly the way the Company manages and analyzes its operating results. As such, the Company has changed the way it reports its segment data. The Company manages and analyzes its operating results by two business segments: (i) Apparel and Related Products segment and (ii) Calvin Klein Licensing segment. In identifying its reportable segments, the Company evaluated its operating divisions and product offerings. The Company aggregates the results of its dress shirt and sportswear divisions into the Apparel and Related Products segment. This segment derives revenues from marketing dress shirts and sportswear and, to a lesser extent, footwear and other accessories, principally under the brand names *Van Heusen, Izod, Geoffrey Beene, Arrow, Kenneth Cole New York, Reaction by Kenneth Cole, Bass/G.H. Bass & Co., Calvin Klein and ck Calvin Klein.* The Calvin Klein Licensing segment derives revenues from (a) licensing and similar arrangements worldwide of the *Calvin Klein Collection, Calvin Klein* and *ck Calvin Klein* brands for a broad array of products and (b) the marketing, directly by the Company, of high-end apparel and accessories collections for men and women under the *Calvin Klein Collection* brand. The Company includes the *Calvin Klein Collection* businesses in the Calvin Klein Licensing segment because management views the purpose of the *Calvin Klein Collection* businesses as building and marketing the *Calvin Klein* brands, which supports and benefits all of the brands' licensing businesses.

	Segment Data		
	2003	2002	2001
REVENUES - APPAREL AND RELATED PRODUCTS			
Net sales	$ 1,402,877	$ 1,393,207	$ 1,421,046
Royalty and other revenues	14,228	11,766	10,846
Total	1,417,105	1,404,973	1,431,892
REVENUES - CALVIN KLEIN LICENSING			
Net sales	36,014		
Royalty and other revenues	128,892		
Total	164,906		
TOTAL REVENUES			
Net sales	1,438,891	1,393,207	1,421,046
Royalty and other revenues	143,120	11,766	10,846
Total	$ 1,582,011	$ 1,404,973	$ 1,431,892
Operating income - Apparel and Related Products	$ 74,636[1]	$ 94,514	$ 64,515[3]
Operating income - Calvin Klein Licensing	9,366[2]		
Corporate expenses	24,724	25,479	23,376
Income before interest and taxes	$ 59,278	$ 69,035	$ 41,139

Corporate expenses represent overhead operating expenses that the Company does not allocate to its segments and include expenses for senior corporate management, corporate finance and information technology related to corporate infrastructure. Corporate expenses for 2003 include a one-time pre-tax gain of $3,496 related to the Company's sale of its minority interest in Gant.

[1] Operating income for the Apparel and Related Products segment in 2003 includes $20,739 associated with the impairment and closing of certain retail outlet stores and licensing the *Bass* brand for wholesale distribution of footwear to Brown Shoe and exiting the wholesale footwear business.

[2] Operating income for the Calvin Klein Licensing segment in 2003 includes of $36,366 of costs related to the integration of Calvin Klein, which consist of (a) the operating losses of certain Calvin Klein businesses, principally relating to the men's and women's wholesale collection apparel businesses, which the Company has closed or licensed, and associated costs in connection therewith and (b) the costs of certain duplicative personnel and facilities incurred during the integration of various logistical and back office functions.

[3] Operating income in 2001 includes $21,000 of restructuring and other charges.

	2003	2002	2001
IDENTIFIABLE ASSETS			
Apparel and Related Products	$ 518,866	$ 474,822	$ 498,481
Calvin Klein Licensing	632,490		
Corporate	287,927	296,878	210,452
	$1,439,283	$ 771,700	$ 708,933
DEPRECIATION AND AMORTIZATION			
Apparel and Related Products	$ 24,003	$ 22,753	$ 24,083
Calvin Klein Licensing	1,583		
Corporate	2,984	2,925	1,651
	$ 28,570	$ 25,678	$ 25,734
IDENTIFIABLE CAPITAL EXPENDITURES			
Apparel and Related Products	$ 28,179	$ 26,519	$ 30,538
Calvin Klein Licensing	1,388		
Corporate	2,403	2,932	2,868
	$ 31,970	$ 29,451	$ 33,406

Notes to Consolidated Financial Statements (continued)

Revenues for the Apparel and Related Products segment occur principally in the United States. Revenues for the Calvin Klein Licensing segment occurred as follows for 2003:

Domestic	$ 93,958
Foreign	70,948
	$ 164,906

OTHER COMMENTS

The Company has guaranteed the payment of certain purchases made by one of the Company's suppliers from three raw material vendors. The amount guaranteed at February 1, 2004 was $693. The maximum amount guaranteed under all three contracts is $4,500. The guarantees expire on January 31, 2005.

One of the Company's directors, Mr. Harry N.S. Lee, is a director of TAL Apparel Limited, an apparel manufacturer and exporter based in Hong Kong. During 2003, 2002 and 2001, the Company purchased approximately $13,507, $14,390 and $2,681, respectively, of products from TAL Apparel Limited and certain related companies.

The Company is a party to certain litigation which, in management's judgment, based in part on the opinions of legal counsel, will not have a material adverse effect on the Company's financial position.

During each of 2003, 2002 and 2001, the Company paid four $0.0375 per share cash dividends on its common stock.

Selected Quarterly Financial Data - Unaudited

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter	
	2003[1]	2002	2003[2]	2002	2003[3]	2002	2003[4]	2002
Total revenues[5]	$383,677	$349,421	$382,322	$331,192	$458,923	$409,103	$357,089	$315,257
Gross profit[5]	161,614	118,880	161,027	129,660	183,651	150,500	151,242	132,190
Net income (loss)	(2,153)	(831)	8,977	7,853	17,034	17,689	(9,152)	5,726
Basic net income (loss) per common share	(0.22)	(0.03)	0.13	0.28	0.39	0.64	(0.47)	0.21
Diluted net income (loss) per common share	(0.22)	(0.03)	0.13	0.28	0.34	0.63	(0.47)	0.20
Price range of common stock per share								
High	13.74	16.00	15.20	16.46	17.23	14.20	18.30	14.20
Low	11.16	10.35	12.65	11.00	13.72	10.80	16.27	11.22

[1] The first quarter of 2003 includes charges of $15,126 related to Calvin Klein integration costs. The tax effect of these charges was a benefit of $5,143. Calvin Klein integration costs consist of (a) the operating losses of certain Calvin Klein businesses that the Company has closed or licensed, and associated costs in connection therewith and (b) the costs of certain duplicative personnel and facilities incurred during the integration of various logistical and back office functions.

[2] The second quarter of 2003 includes charges of $7,198 related to Calvin Klein integration costs and a $3,496 gain resulting from the Company's sale of its minority interest in Gant. The net tax effect of these items was a benefit of $1,071.

[3] The third quarter of 2003 includes charges of $6,030 related to Calvin Klein integration costs. The tax effect of these charges was a benefit of $1,604.

[4] The fourth quarter of 2003 includes charges of $8,012 related to Calvin Klein integration costs, charges of $9,599 associated with licensing the Bass brand to Brown Shoe for wholesale distribution of footwear and exiting the wholesale footwear business, and charges of $11,140 associated with the impairment and closing of certain retail outlet stores. The tax effect of these charges was a benefit of $9,997.

[5] In the fourth quarter of 2003, the Company reclassified its recording of advertising contributions received from its licensees. As a result, the Company's previously disclosed totals for revenues and gross profit in quarterly SEC filings for 2003 differ from the amounts shown above. The reclassification had no effect on net income.

Report of Ernst & Young LLP, Independent Auditors

To the Stockholders and the Board of Directors
Phillips-Van Heusen Corporation

We have audited the accompanying consolidated balance sheets of Phillips-Van Heusen Corporation and subsidiaries as of February 1, 2004 and February 2, 2003, and the related consolidated income statements, consolidated statements of changes in stockholders' equity and consolidated statements of cash flows for each of the three years in the period ended February 1, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Phillips-Van Heusen Corporation and subsidiaries at February 1, 2004 and February 2, 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 1, 2004 in conformity with accounting principles generally accepted in the United States.

As described in the summary of significant accounting policies, the Company adopted FASB Statement No. 142, "Goodwill and Other Intangible Assets," effective February 4, 2002.



New York, New York
March 8, 2004

Management of the Company has the responsibility for preparing the accompanying financial statements and for their integrity and objectivity. The statements have been prepared by management in conformity with accounting principles generally accepted in the United States. The financial statements include some amounts that are based on management's best estimates and judgments. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements.

The Company maintains a system of internal accounting controls designed to provide management with reasonable assurance that transactions are executed in accordance with management's authorization and recorded properly. The concept of reasonable assurance is based on the recognition that the cost of a system of internal accounting control should not exceed the benefits derived and that the evaluation of those factors requires estimates and judgments by management. Further, because of inherent limitations in any system of internal control, errors or irregularities may occur and not be detected. Nevertheless, management believes that a high level of internal accounting control is maintained by the Company through the selection and training of qualified personnel, the establishment and communication of accounting and business policies, and its internal audit program.

The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with management and the Company's internal auditors and independent auditors to review matters relating to the quality of financial reporting and internal accounting control and the nature, extent and results of their audits. The Company's internal auditors and independent auditors have complete access to the Audit Committee.



Bruce J. Klatsky
Chairman and
Chief Executive Officer



Emanuel Chirico
Executive Vice President and
Chief Financial Officer

(in thousands, except per share data, percents and ratios)

SUMMARY OF OPERATIONS	2003[1]	2002	2001[2]
Revenues			
Apparel and Related Products	$ 1,417,105	$ 1,404,973	$ 1,431,892
Calvin Klein Licensing	164,906		
	1,582,011	1,404,973	1,431,892
Cost of goods sold and expenses	1,522,733	1,335,938	1,390,753
Income (loss) before interest and taxes	59,278	69,035	41,139
Interest expense, net	36,372	22,729	24,451
Income tax expense (benefit)	8,200	15,869	6,008
Net income (loss)	$ 14,706	$ 30,437	$ 10,680
PER SHARE STATISTICS			
Basic net income (loss) per common share	$ (0.18)	$ 1.10	$ 0.39
Diluted net income (loss) per common share	(0.18)	1.08	0.38
Dividends paid per common share	0.15	0.15	0.15
Stockholders' equity per common share	9.68	9.80	9.62
FINANCIAL POSITION			
Current assets	488,912	451,127	405,300
Current liabilities	182,864	127,439	114,358
Working capital	306,048	323,688	290,942
Total assets	1,439,283	771,700	708,933
Long-term debt	399,097	249,012	248,935
Convertible redeemable preferred stock	264,746		
Stockholders' equity	$ 296,157	$ 272,227	$ 265,727
OTHER STATISTICS			
Total debt to total capital[7]	41.6%	47.8%	48.4%
Net debt to net capital[8]	32.2%	32.6%	43.6%
Current ratio	2.7	3.5	3.5
Average common shares outstanding	30,314	27,770	27,595

[1] 2003 includes pre-tax charges of $36,366 related to integration costs associated with the Company's acquisition of Calvin Klein, Inc. and certain affiliated companies, pre-tax charges of $9,599 associated with licensing the Bass brand to Brown Shoe for wholesale distribution of footwear and exiting the wholesale footwear business, pre-tax charges of $11,140 associated with the impairment and closing of certain retail outlet stores and a pre-tax gain of $3,496 resulting from the Company's sale of its minority interest in Gant. Calvin Klein integration costs consist of (a) the operating losses of certain Calvin Klein businesses which the Company has closed or licensed, and associated costs in connection therewith and (b) the costs of certain duplicative personnel and facilities incurred during the integration of various logistical and back office functions.

2000[3]	1999	1998	1997[4]	1996[3]	1995[5]	1994[6]
$ 1,455,548	$ 1,271,490	$ 1,303,085	$ 1,350,007	$ 1,359,593	$ 1,464,128	$ 1,255,466
1,455,548	1,271,490	1,303,085	1,350,007	1,359,593	1,464,128	1,255,466
1,385,011	1,223,180	1,259,600	1,437,160	1,311,855	1,443,555	1,205,764
70,537	48,310	43,485	(87,153)	47,738	20,573	49,702
22,322	22,430	27,743	20,672	23,164	23,199	12,793
18,115	9,007	3,915	(41,246)	6,044	(2,920)	6,894
$ 30,100	$ 16,873	$ 11,827	$ (66,579)	$ 18,530	$ 294	$ 30,015
$ 1.10	$ 0.62	$ 0.43	$ (2.46)	$ 0.69	$ 0.01	$ 1.13
1.10	0.62	0.43	(2.46)	0.68	0.01	1.11
0.15	0.15	0.15	0.15	0.15	0.15	0.15
9.80	8.86	8.39	8.11	10.73	10.20	10.35
436,381	425,970	368,017	385,018	362,958	444,664	429,670
138,095	124,580	132,686	133,335	122,266	183,126	114,033
298,286	301,390	235,331	251,683	240,692	261,538	315,637
724,364	673,748	674,313	660,459	657,436	749,055	596,284
248,851	248,784	248,723	241,004	189,398	229,548	169,679
$ 268,561	$ 241,685	$ 228,888	$ 220,305	$ 290,158	$ 275,292	$ 275,460
48.1%	50.7%	54.0%	53.0%	43.1%	52.3%	38.2%
46.0%	38.9%	53.0%	51.8%	41.7%	50.8%	24.5%
3.2	3.4	2.8	2.9	3.0	2.4	3.8
27,305	27,289	27,218	27,108	27,004	26,726	26,563

[2] 2001 includes pre-tax charges of $21,000 for restructuring and other expenses.
[3] 2000 and 1996 include 53 weeks of operations.
[4] 1997 includes pre-tax charges of $132,700 for restructuring and other expenses.
[5] 1995 includes pre-tax charges of $27,000 for restructuring and other expenses.
[6] 1994 includes pre-tax charges of $7,000 for restructuring and other expenses.
[7] Total capital equals interest-bearing debt, preferred stock and stockholders' equity.
[8] Net debt and net capital are total debt and total capital reduced by cash.

Directors

Bruce J. Klatsky*
Chairman and Chief Executive Officer of the Company
Director since 1985

Mark Weber*
President and Chief Operating Officer of the Company
Director since 1998

Edward H. Cohen*, **
Counsel, Katten Muchin Zavis Rosenman, a law firm; Director Franklin Electronic Publishers, Inc., Gilman & Ciocia, Inc., Levcor International, Inc. and Merrimac Industries, Inc.
Director since 1987

Joseph B. Fuller ****
Chief Executive Officer, Monitor Company, a management consulting firm
Director since 1991

Joel H. Goldberg
President, Career Consultants, Inc., an organizational consulting firm; Director, Hampshire Group, Limited and Merrimac Industries, Inc.
Director since 1997

Marc Grosman*, ******
Chief Executive Officer, Marc Laurent SA, a European menswear retailer d/b/a CELIO; Director, Aigle SA
Director since 1997

David A. Landau*, *, ******
Partner, Apax Partners, a private equity investment firm
Director since 2003

Harry N.S. Lee
Managing Director, TAL Apparel Limited, an apparel manufacturer and exporter based in Hong Kong
Director since 1995

Bruce Maggin**
Principal, the H.A.M. Media Group, LLC, a media investment company; Director, Central European Media Enterprises Ltd.
Director since 1987

Henry Nasella
Venture Partner, Apax Partners, a private equity investment firm
Director since 2003

Christian J. Näther
Partner, Apax Partners, a private equity investment firm
Director since 2003

Peter J. Solomon**
Chairman, Peter J. Solomon Company L.P., an investment bank; Director, BKF Capital Group, Inc., Monro Muffler Brake, Inc. and Office Depot, Inc.
Director since 1987

Directors Emeritus

Estelle Ellis
Ellis E. Meredith
William S. Scolnick

OTHER INFORMATION

The 2004 Annual Meeting of Stockholders of Phillips-Van Heusen Corporation will be held at The Graduate Center - City University of New York, 365 Fifth Avenue, Elebash Recital Hall, First Floor, New York, New York on Tuesday, June 15, 2004 at 10:00 am.

The Company's 10-K for the year ended February 1, 2004, as filed with the Securities and Exchange Commission, is available to Stockholders. The Company has filed as exhibits to such 10-K the certifications of the Company's Chief Executive Officer and Chief Financial Officer required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

The Company's quarterly earnings releases are posted on the Company's corporate web site. Requests for copies of the 10-K and quarterly earnings releases can be made on the Company's corporate web site or can be directed to the attention of the Treasurer at the Company's principal office:

PHILLIPS-VAN HEUSEN CORPORATION

200 Madison Avenue
New York, NY 10016-3903
(212) 381-3500

* Member, Executive Committee ** Member, Audit Committee *** Member, Compensation Committee
**** Member, Nominating and Governance Committee

Corporate Officers and Senior Executives

Bruce J. Klatsky
Chairman and Chief Executive Officer

Mark Weber
President and Chief Operating Officer

Emanuel Chirico
Executive Vice President
and Chief Financial Officer

Vincent A. Russo
Vice President and Controller

Mark D. Fischer
Vice President, General Counsel
and Secretary

Pamela N. Hootkin
Vice President, Treasurer
and Investor Relations

David F. Kozel
Vice President, Human Resources

CALVIN KLEIN

Tom Murry
President and Chief Operating Officer

Kim Vernon
Senior Vice President-Global Advertising
and Communications

PVH DRESS SHIRT GROUP

Allen E. Sirkin
Vice Chairman

Ellen Constantinides
President and Chief Operating Officer

Albert V. Moretti
President-Designer Group

Lee H. Terrill
President-National Brands

PVH SPORTSWEAR GROUP

Francis K. Duane
Vice Chairman

Malcolm Robinson
President

PVH APPAREL RETAIL GROUP

Michael Zaccaro
Vice Chairman

Margaret LaChance
President-Geoffrey Beene Retail

Donna Patrick
President-Izod Retail

Steven B. Shiffman
President-Van Heusen Retail

PVH LICENSING

Kenneth P. Wyse
President

G.H. BASS RETAIL

Scott H. Orenstein
President

CALVIN KLEIN RETAIL

John Walsh
President

PVH LOGISTICS

Arthur R. Heffner
Group Executive Vice President
Logistics Services

Jon D. Peters
Group Executive Vice President
Chief Information Officer

Theodore Sattler
Group Executive Vice President
Foreign Operations

PVH RETAIL OPERATIONS

Michael Shaffer
Senior Vice President

STOCK EXCHANGE

The Company's common stock is listed on the New York Stock Exchange.
The New York Stock Exchange symbol is PVH. Options on the Company's common stock are traded on the Chicago Board Options Exchange.

COMMON STOCK TRANSFER AGENT AND REGISTRAR

The Bank of New York
1-800-524-4458
1-610-312-5303 (Outside the U.S.)

Address Stockholders Inquiries to:
Shareholder Relations
P.O. Box 11258
Church Street Station
New York, NY 10286

Email Address:
shareowners@bankofny.com
Web Site: http://www.stockbny.com

Send Certificates for Transfer and Address Changes to:
Receive and Deliver Department–11W
P.O. Box 11002
Church Street Station
New York, NY 10286

As of March 23, 2004, there were 1,040 holders of record of the Company's common stock.

EMPLOYEES

The Company has approximately 9,000 employees.

CORPORATE WEB SITE

www.pvh.com

BRAND WEB SITES

www.izod.com
www.vanheusen.com


PVH

PHILLIPS-VAN HEUSEN CORPORATION 200 MADISON AVENUE NEW YORK NY 10016